SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2022

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Parent Company and Consolidated

Quarterly Information (ITR)

GOL Linhas Aéreas Inteligentes S.A.

March 31, 2022

with Review Report on the Quarterly Information

Gol Linhas Aéreas Inteligentes S.A.

Parent Company and Consolidated Quarterly Information (ITR)

March 31, 2022

Contents

Comments on the Performance	2
Report of the Statutory Audit Committee (SAC)	7
Statement of the Executive officers on the Parent Company and Consolidated Quarterly Information (ITR)	8
Statement of the Executive officers on the Independent Auditors’ Review Report	9
Review Report of the Independent Auditors on the Quarterly Information (ITR)	10

Balance Sheets	12
Income Statements	14
Statements of Comprehensive Income (SCI)	15
Statements of Changes in Shareholders’ Equity (SCSE)	16
Statements of Cash Flows (SCF)	17
Statements of Value Added (SVA)	19
Notes to the Parent Company and Consolidated Quarterly Information (ITR)	20

Comments on the Performance

GOL’s strong results are driven by its continuous investment in being the best Company to travel, work and invest, and reflect the social capital built up over two decades of collaboration with its Customers, Team of Eagles, suppliers, and investors.

Consistent Sales Growth and Focus on Sustainable Passenger Yields

Net revenue from passenger transportation grew significantly in the first quarter due to the strong, continued recovery in the domestic market. In January and February, sales levels surpassed the same pre-pandemic period in 2019 by 10% and 30%, respectively – further expanding to 60% in March 2022, driven by a 63% increase in corporate segment sales and a boost in combined business and leisure travel, also known as bleisure trips. This higher sales figure was enhanced by an adjustment in ticket prices, chiefly driven by higher jet fuel prices.

In January, GOL achieved 38.5% domestic market share and 99.7% flight completion. This was made possible by diligent capacity management efforts in the previous months. The Company increased its capacity by 14.7% sequentially – driven by a more robust recovery at Brazil’s main airports such as Congonhas (São Paulo), a significant hub for corporate passengers, an essential pillar for strengthening profitability.

Beginning on March 27th, 2022, key changes have taken place in GOL’s network to support the robust recovery in the corporate segment. The Company increased the offer by 30% at Congonhas airport, and by 100% in Curitiba. The GOL hub in Salvador launched 10 new destinations: Belém, Cuiabá, Curitiba, Florianópolis, Goiânia, Palmas, Porto Alegre, Recife, São Luis and Campinas, representing a 33% growth in departures as compared to 1Q19.

“We strongly believe that this new network, carefully studied in recent months and being implemented as we speak, will position us to support ongoing demand growth – particularly in the corporate segment. Our single fleet is a unique competitive advantage, as it ensures us greater flexibility for rapid adjustments to our network,” said Celso Ferrer, COO.

Acceleration of the Transition to the Boeing 737 MAX and Related Sustainability Initiatives

In the first quarter, the Company received eight new Boeing 737 MAX-8 aircraft. The fleet’s transformation to new and more efficient technology plays a key role in GOL’s strategy for the coming years, chiefly driven by increased productivity and cost efficiencies. These new aircraft reduce fuel consumption by 15% and carbon emissions by 16%, while offering improved range and 30% less noise as compared to the Boeing 737 NG.

Among the eight 737-MAX received, three aircraft are under finance leases – reopening GOL’s portfolio of leased aircraft, which the Company anticipates will expand to 50-60% of new aircraft adopted in the coming years.

“The Boeing 737 is key to our long-term liquidity. This new aircraft drives more efficient operational results in addition to strengthening our balance sheet”, said Richard Lark, CFO.

Liquidity and Capital Structure Management

GOL’s primary focus during the pandemic was to maintain a balanced capital structure, using various liquidity sources to keep its liabilities at sustainable levels, as well as lowering future obligations to fall short of its industry peers. In the quarter, the preservation of the Company’s workforce, combined with diligent capacity management, enabled a highly efficient operation in the busy season – without the impact of flight cancellations resulting from the spike in Omicron cases. With a healthy balance sheet as compared to industry peers, GOL is now shifting its focus to enhancing fleet productivity and profitability through essential investments in Capex and the repayment of operating liabilities.

GOL’s liquidity (cash and cash equivalents, financial investments, trade receivables and deposits) totaled R$3.3 billion at the end of 1Q22. The Company’s short-term loans and financing was R$721 million. GOL has no significant debt amortizations in the next twelve months, and has long-term financing for the acquisition of new 737 MAX aircraft, a key part of the fleet transformation plan.

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“Although we saw an increase in leverage due to the accelerated transition of our aircraft fleet, we are optimistic that the improvement in EBITDA will lead us to a net debt/EBITDA ratio of approximately 8x by the end of 2022,” added Richard Lark.

Enhancing the Customer Experience and Maintaining Safety as our #1 Value

Along with the strong demand recovery and the increase in the number of passengers transported, GOL saw a critical increase in its NPS by 7 points to 45 – an important service quality metric and the Company’s highest score since adopting the indicator.

In January, GOL was awarded by ANAC (National Civil Aviation Agency) in the Safety & Security category, recognizing the Company’s continuous efforts to strengthen its #1 value – Safety. This InovANAC award aims to stimulate the innovation culture in civil aviation, rewarding innovative ideas and practices promoting operational safety.

GOL and American Airlines Conclude Agreement

On April 13, 2022, the exclusive codeshare agreement between GOL and American Airlines was finalized, including the closing of an equity investment into GOL by American Airlines in the amount of US$200 million (R$948.3 million) in 22.2 million newly issued preferred shares of the Company, reflecting a 5.3% participation in GOL’s economic interest. American Airlines was granted the right to appoint a member to the Company’s Board of Directors for the term of the exclusivity provided in the transaction. As a result of the issuance of the preferred shares, GOL shareholders are entitled to a pro rata preemptive subscription of preferred shares until May 13, 2022.

“The new, exclusive partnership between GOL and American Airlines will further enhance the travel experience for our Customers, primarily on routes connecting North and South America. The existing codeshare, in place since February 2020, already represented the largest route network in the Americas – enabling our passengers to travel seamlessly to more than 30 destinations in the U.S.,” commented Eduardo Bernardes, Vice President of Sales, Marketing and Clients.

Smiles: GOL’s Frequent-Flyer Program

Gross billing from Smiles grew 103.7% YoY and 15.4% sequentially to R$900.0 million. Notably, it increased by 43.6% as compared to the comparable pre-pandemic figure in 1Q19. The miles accumulated in the program totaled 49.5 billion in 1Q22, an increase of 150.7% and 73.6% over 1Q21 and 1Q19 respectively, illustrating the growing participation and increasing partners in GOL’s frequent flyer program.

Landmark Cargo and Logistics Services Agreement with Mercado Livre

This partnership represents a new milestone for the Company by launching a dedicated freighter fleet of six Boeing 737-800 BCF, which should begin operations in the second half of 2022, with the option of adding a further six cargo aircraft by 2025, reaching a total of twelve aircraft. Part of the aircraft used will be converted at GOL Aerotech, the Company’s maintenance unit.

Given this, GOLLOG plans to enhance its range of services and increase tonnage capacity 80% through 2023, generating approximately R$100 million in incremental revenue in 2022, and more than R$1.0 billion over the next five years.

GOL plans to end this year with 136 aircraft in its fleet, comprised of 44 Boeing 737-MAXs and 92 Boeing 737-NGs. The conversion of the six-cargo aircraft is expected to generate fleet optimization savings of approximately R$25 million in 2022 and a further R$75 million in 2023.

“Our cargo operation begins an exciting new chapter for GOL and GOLLOG, by integrating our synergies as the lowest cost operator in the region with the needs of Mercado Libre, the largest e-commerce platform in Latin America. This partnership not only increases the productivity of our fleet, but brings significant added value and will help to democratize logistics services for all Brazilians,” concluded Kakinoff.

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ESG Initiatives

Currently, all our flights on the Recife - Fernando de Noronha and Congonhas - Bonito segments have all carbon emitted fully offset by the GOL and MOSS partnership. For voluntary emissions offset on other routes – in coordination with the Fleet and Supplies, Marketing, Products and Airports Teams – the Company launched a new convenient emissions offset service for all its Customers. Tickets issued at check-in will now have a QR Code on the back, directing them to MOSS website, where Customers can calculate and offset their carbon footprint on any GOL flight.

In early April, during the IATA (International Air Transportation Association) event “Wings of Change” in Santiago, Chile, GOL ratified its participation in 25by2025, a global initiative by the aviation industry to increase female participation in the industry. Currently, 35.3% of the Company’s leaders are female.

Operational and Financial Indicators

Traffic Data – GOL (in millions)	1Q22	1Q21	% Chg.
RPK GOL – Total	8,192	5,592	46.5%
RPK GOL – Domestic	7,935	5,592	41.9%
RPK GOL – Foreign Market	257	-	NM
ASK GOL – Total	10,110	6,999	44.4%
ASK GOL – Domestic	9,769	6,999	39.6%
ASK GOL – Foreign Market	340	-	NM
GOL Load Factor – Total	81.0%	79.9%	1.1 p.p.
GOL Load Factor – Domestic	81.2%	79.9%	1.3 p.p.
GOL Load Factor – Foreign Market	75.6%	0.0%	NM
Operating Data	1Q22	1Q21	% Chg.
Revenue Passengers - Pax on Board ('000)	6,718	4,495	49.5%
Aircraft Utilization (Block Hours/Day)	11.0	9.7	13.4%
Departures	48,746	32,797	48.6%
Total Seats (‘000)	8,657	5,744	50.7%
Average Stage Length (km)	1,168	1,205	(3.1%)
Fuel Consumption in the Period (mm liters)	275	192	43.2%
Full-Time Employees (at period end)	13,927	13,999	(0.5%)
Average Operating Fleet(4)	101	77	31.2%
On-Time Departures	92.27%	96.3%	(4.0 p.p.)
Flight Completion	99.67%	98.4%	1.3 p.p.
Passenger Complaints (per 1,000 pax)	1.66	0.71	133.8%
Lost Baggage (per 1,000 pax)	2.31	1.84	25.5%
Financial Data	1Q22	1Q21	% Chg.
Net YIELD (R$ cents)	36.77	25.32	45.2%
Net PRASK (R$ cents)	29.79	20.24	47.2%
Net RASK (R$ cents)	31.85	22.40	42.2%
CASK (R$ cents)	31.09	29.86	4.0%
CASK Ex-Fuel (R$ cents)	19.17	21.77	(11.9%)
Recurring CASK (cents R$) (5)	30.06	28.23	6.5%
Recurring CASK Ex-Fuel (cents R$) (5)	18.13	20.14	(10.0%)
Breakeven Load Factor Ex-Non-Recurring Expenses	76.5%	100.7%	(24.2 p.p.)
Average Exchange Rate(1)	5.23	5.47	(4.4%)
End of Period Exchange Rate(1)	5.10	5.70	(10.5%)
WTI (Average per Barrel, US$)(2)	94.29	57.84	63.0%
Price per Liter Fuel (R$)(3)	4.48	2.79	60.6%
Gulf Coast Jet Fuel Cost (average per liter, US$)(2)	0.73	0.41	78.0%

(1) Source: Central Bank of Brazil; (2) Source: Bloomberg; (3) Fuel expenses excluding hedge results and PIS/COFINS credits/liters consumed; (4) Average operating fleet excluding aircraft in sub-leasing and MRO. Certain calculations may not match with the quarterly information due to rounding; (5) Excluding non-recurring expenses related to fleet transformation.

Domestic Market

Demand in the domestic market reached 7,935 million RPK, up by 41.9% over 1Q21, reaching 87.3% of the 1Q19 RPK.

Supply in the domestic market, in turn, reached 9,769 million ASK, up by 39.6% over 1Q21 and 88.6% over 1Q19.

The load factor reached 81.2%, and the Company transported around 6.7 million Customers in 1Q22, up by 49.5% YoY.

4

International Market

Supply in the international market, measured in ASK, reached 340 million, and the demand recorded, measured in RPK, reached 257 million. Comparing to 1Q21, there is a distortion given the fact that the international operation on 1Q21 was almost null

In this period, GOL transported around 104,136 passengers in the international market.

Take-Offs Volume and Total Seats

In 1Q22, the total volume of the Company’s take-offs reached 48,746, up by 48.6% over 1Q21. Total seats available on the market reached 8.6 million, up by 50.7% YoY.

PRASK, RASK and Yield

Net PRASK in 1Q22 grew by 47.2% over 1Q21, reaching 29.79 cents (R$). The Company’s net RASK reached 31.85 cents (R$), up by 42.2% YoY. 1Q22 net yield reached 36.77 cents (R$), up by 45.2% compared to 1Q21.

All the above profitability indicators for the quarter also showed a significant increase compared to the same period in 2019, confirming the Company’s efficient capacity management and pricing.

Fleet

At the end of 1Q22, GOL’s total fleet included 142 Boeing 737 aircraft, with 111 NGs and 31 MAXs. In the same period, the fleet’s average age was 10.3 years (versus 10.7 years in 4Q21). GOL’s entire fleet consists of narrow-body aircraft, with 98% financed through an operating lease and 2% financed through a financial lease.

Total Fleet at the End of Period	1Q22	1Q21	Chg.	4Q21	Chg.
Boeing 737	142	127	15	135	7
737-700 NG	22	23	-1	23	-1
737-800 NG	89	96	-7	89	0
737 MAX 8	31	8	23	23	8

On March 31, 2022, GOL had 95 firm orders to acquire Boeing 737-MAX aircraft, 70 for 737-MAX 8 model and 25 for 737-MAX 10 model. The Company’s fleet plan provides the return of up to 19 operational aircraft by the end of 2022, with the flexibility to accelerate or reduce the volume of returns if necessary.

Glossary of Industry Terms

•	AIRCRAFT LEASING: an agreement through which a company (the lessor) acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.
•	AVAILABLE SEAT KILOMETERS (ASK): The aircraft seating capacity is multiplied by the number of kilometers flown.
•	BARREL OF WEST TEXAS INTERMEDIATE (WTI): Intermediate oil from Texas, a region that serves as a reference to the name for concentrating oil exploration in the USA. WTI is used as a reference point in oil for the US derivatives markets.
•	BRENT: Oil produced in the North Sea, traded on the London Stock Exchange and used as a reference in the European and Asian derivatives markets.
•	TOTAL CASH: Total cash, financial investments, and restricted cash in the short- and long-term.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK): operating expenses divided by the total number of available seat kilometers.
•	OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.
•	AVERAGE STAGE LENGTH: It is the average number of kilometers flown per stage performed.
•	EXCHANGEABLE SENIOR NOTES (ESN): Securities convertible into shares.
•	AIRCRAFT CHARTER: Flight operated by a Company that is out of its normal or regular operation.
•	BLOCK HOURS: Time in which the aircraft is in flight, plus taxi time.
•	LESSOR: The party renting a property or other asset to another party, the lessee.
•	LONG-HAUL FLIGHTS: Long-distance flights (in GOL’s case, flights of more than four hours’ duration).
•	REVENUE PASSENGERS: total number of passengers on board who have paid more than 25% of the full flight fare.
•	REVENUE PASSENGER KILOMETERS PAID (RPK): sum of the products of the number of paying passengers on a given flight and the length of the flight.
•	PDP: Credit for financing prepayments for the acquisition of aircraft.
•	Load Factor: Percentage of the aircraft’s capacity used in terms of seats (calculated by dividing the RPK/ASK).
•	Break-Even Load Factor: Load factor required for operating revenues to correspond to operating expenses.

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•	Aircraft Utilization Rate: Average number of hours per day that the aircraft was in operation.
•	Passenger Revenue per Available Seat Kilometer (PRASK): total passenger revenue divided by the total number of available seat kilometers.
•	Operating Revenue per Available Seat Kilometers (RASK): The operating revenue is divided by the total number of available seat kilometers.
•	Sale-leaseback: A financial transaction whereby a resource is sold and then leased back, enabling the use of the resource without owning it.
•	SLOT: The right of an aircraft to take off or land at a given airport for a determined period.
•	Sub-Lease: An arrangement whereby a lessor in a rent agreement leases the item rented to a fourth party.
•	Freight Load Factor (FLF): Measure of capacity utilization (% of AFTKs used). Calculated by dividing FTK by AFTK.
•	Freight Tonne Kilometers (FTK): The demand for cargo transportation, calculated as the weight of the cargo in tons multiplied by the total distance traveled.
•	Available Freight Tonne Kilometer (AFTK): Weight of the cargo in tons multiplied by the kilometers flown.
•	Yield per Passenger Kilometer: The average value paid by a passenger to fly one kilometer.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial income (expenses), and those related to growth prospects of GOL, which are, by nature, subject to significant risks and uncertainties. The estimates and forecasts in this document involve known and unknown risks, uncertainties, contingencies, and other factors, many of which are beyond GOL’s control and which may lead the results, performances, or events to be substantially different from those expressed or implied in these statements. The forward-looking statements in this document are based on several assumptions related to GOL’s current and future business strategies and GOL’s future operating environment and are not a guarantee of future performance. GOL does not issue any statement or provide any guarantee that the results anticipated by the estimates in this document will be equivalent to those effectively achieved by GOL. Although GOL believes that the estimates here are reasonable, they may prove incorrect, and the final results may differ. These are merely estimates and projections and, as such, are based exclusively on management’s expectations for GOL. Such forward-looking statements depend, substantially, on external factors and risks presented in the disclosure documents filed by GOL, apply exclusively to the date they were issued and are, therefore, subject to change without prior notice.

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Non-Accounting Measures

To be consistent with industry practice, the Company discloses so-called non-GAAP financial measures, which are not recognized under IFRS or other accounting standards, including “Net Debt”, “Total Liquidity” and “EBITDA”. GOL’s Management believes that disclosure of non-GAAP measures provides useful information to investors, financial analysts, and the public in their review of its operating performance and their comparison of its operating performance to the operating performance of other airlines and other industries. However, these non-GAAP items do not have standardized meanings and may not be directly comparable to similarly-titled items adopted by other companies. Potential investors should not rely on information not recognized under IFRS as a substitute for the GAAP measures of earnings or liquidity in making an investment decision.

7

Report of the Statutory Audit Committee (“SAC”)

The Statutory Audit Committee of Gol Linhas Aéreas Inteligentes S.A., in compliance with its legal and statutory obligations, has reviewed the Parent Company and Consolidated Quarterly Information (ITR) for the three-month period ended on March 31, 2022. Based on the procedures we have undertaken and considering the independent auditors’ review report issued by Grant Thornton Auditores Independentes and the information and explanations we have received during the quarter, we conclude that these documents can be submitted to the assessment of the Board of Directors.

São Paulo, April 26, 2022.

André Béla Jánszky

Member of the Statutory Audit Committee

Antônio Kandir

Member of the Statutory Audit Committee

Germán Pasquale Quiroga Vilardo

Member of the Statutory Audit Committee

8

Statement of the Executive Officers on the Parent Company and Consolidated Quarterly Information (ITR)

Under the provisions of CVM Instruction 480/09, the executive officers state that they have discussed, reviewed, and approved the Parent Company and Consolidated Quarterly Information (ITR) for the three-month period ended on March 31, 2022.

São Paulo, April 26, 2022.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer, and Investor Relations Officer

9

Statement of the Executive officers on the Independent Auditors’ Review Report

Under the provisions of CVM Instruction 480/09, the Executive Board states that it has discussed, reviewed, and agreed with the conclusion of the review report from the independent auditor, Grant Thornton Auditores Independentes, on the Parent Company and Consolidated Quarterly Information (ITR) for the three-month period ended on March 31, 2022.

São Paulo, April 26, 2022.

Paulo Sérgio Kakinoff

Chief Executive Officer

Richard Freeman Lark Jr.

Executive Vice President, Chief Financial Officer, and Investor Relations Officer

10

(Free translation from the original issued in Portuguese. In the event of any discrepancies, the Portuguese language version shall prevail.)
Independent auditor’s report on review of interim financial information

To the Board of directors and shareholders of

Gol Linhas Aéreas Inteligentes S.A.

São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Gol Linhas Aéreas Inteligentes S.A. (the Company), comprised in the Quarterly Information Form for the quarter ended March 31, 2022, comprising the balance sheet as of March 31, 2022 and the respective statements of income, of comprehensive income, of changes in shareholders’ equity and of cash flows for the period of three months then ended, including the footnotes.

Management is responsible for the preparation of the individual interim financial information in accordance with the NBC TG 21 – Interim Financial Reporting and of the consolidated interim financial information in accordance with the NBC TG 21 and with the international standard IAS 34 – Interim Financial Reporting, as issued by the International Accounting Standards Board (Iasb), such as for the presentation of these information in accordance with the standards issued by the Brazilian Exchange Securities Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Review scope

We conducted our review in accordance with the Brazilian and International standards on reviews of interim information (NBC TR 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). The review of interim information consists of making inquiries, primarily of persons responsible for the financial and accounting matters and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with the audit standards and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the individual interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

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Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the consolidated interim financial information included in the quarterly information form referred to above has not been prepared, in all material respects, in accordance with NBC TG 21 and IAS 34 applicable to the preparation of interim financial information, and presented in accordance with the standards issued by the Brazilian Securities and Exchange Commission.

Emphasis of matter

Significant uncertainty as to the ability to continue as a going concern

We draw attention to Note 1.4, which states that the individual and consolidated interim financial information were prepared under the assumption of going concern. As described in the aforementioned note, the Company has faced impacts in operations due to the effects of the COVID-19 pandemic, with an increase in net working capital deficit as of March 31, 2022 compared to December 31, 2021 and equity deficiency as of March 31, 2022 which, together with other events and conditions, indicate the existence of material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The plans and actions being developed by Management to restore the Company’s financial economic balance and financial position are described in Note 1. The individual and consolidated interim financial information do not include any adjustment that may arise from the result of such uncertainty. Our review conclusion is not qualified regarding this matter.

Other matters

Statements of value added

The quarterly information referred to above includes the individual and consolidated statements of value added for the period of three months ended March 31, 2022, prepared under the responsibility of the Company's management and presented as supplementary information for the purposes of IAS 34.
These statements were submitted to the same review procedures in conjunction with the review of the Company's interim financial information in order to conclude they are reconciliated to the interim financial information and to the accounting records, as applicable, and whether the structure and content are in accordance with the criteria established in the NBC TG 09 - Statement of Value Added. Based on our review, nothing has come to our attention that causes us to believe that the accompanying statements of value added were not prepared, in all material respects, in accordance with the individual and consolidated interim financial information taken as a whole.

São Paulo, April 26, 2022

Octavio Zampirollo Neto

Assurance Partner

Grant Thornton Auditores Independentes

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Balance Sheets March 31, 2022 and December 31, 2021 (In thousand of Reais)

Balance Sheet

		Parent Company		Consolidated
Assets	Note	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021

Current
Cash and Cash Equivalents	6	10,247	210,941	135,236	486,258
Financial Investments	7	4,829	4,377	314,058	291,363
Trade Receivables	8	-	-	956,479	850,683
Inventories	9	-	-	293,089	269,585
Deposits	10	-	-	166,274	191,184
Advances to Suppliers and Third-Parties	11	1,251	83	304,891	270,342
Taxes to Recover	12	14,342	10,159	225,445	176,391
Rights from Derivative Transactions	33.2	-	-	11,256	4,936
Other Credits		96,035	14,458	234,819	147,299
Total Current		126,704	240,018	2,641,547	2,688,041

Noncurrent
Financial Investments	7	1	1	81,766	82,326
Deposits	10	47,750	47,534	1,615,900	1,757,842
Advances to Suppliers and Third-Parties	11	-	-	64,473	76,138
Taxes to Recover	12	1,211	4,464	41,611	72,976
Deferred Taxes	13	70,432	75,560	70,620	75,799
Rights from Derivative Transactions	33.2	77,294	107,170	77,294	109,124
Other Credits		2	-	38,788	41,718
Credits with Related Parties	28.1	6,007,136	7,008,275	-	-
Property, Plant & Equipment	14	361,919	451,320	9,029,056	7,675,170
Intangible Assets	15	-	-	1,855,454	1,823,209
Total Noncurrent		6,565,745	7,694,324	12,874,962	11,714,302

Total		6,692,449	7,934,342	15,516,509	14,402,343

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

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Balance Sheets March 31, 2022 and December 31, 2021 (In thousand of Reais)

		Parent Company		Consolidated
Liabilities	Note	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021

Current
Loans and Financing	16	127,960	164,304	721,158	634,614
Leases to Pay	17	-	-	1,970,753	2,057,687
Suppliers	18	47,403	84,335	1,860,462	1,820,056
Suppliers – factoring	19	-	-	9,786	22,733
Labor Obligations		169	180	346,765	374,576
Taxes to Collect	20	297	585	335,406	122,036
Landing Fees		-	-	1,019,084	911,174
Advance Ticket Sales	21	-	-	2,752,828	2,670,469
Frequent-Flyer Program	22	-	-	1,358,868	1,298,782
Advances from Customers		-	-	87,337	237,092
Provisions	23	-	-	491,992	477,324
Other Liabilities		85,666	85,843	414,567	455,251
Total Current		261,495	335,247	11,369,006	11,081,794

Noncurrent
Loans and Financing	16	8,374,731	9,857,264	9,575,353	11,265,416
Leases to Pay	17	-	-	8,455,821	8,705,297
Suppliers	18	16	16	58,688	78,914
Labor Obligations		-	-	149,306	25,919
Taxes to Collect	20	-	-	46,643	24,414
Landing Fees		-	-	265,698	277,060
Frequent-Flyer Program	22	-	-	323,944	318,349
Provisions	23	-	-	2,889,897	3,109,998
Deferred Taxes	13	-	-	727	411
Obligations to Related Parties	28.1	76,009	6,692	-	-
Provision for Investment Losses	24	15,675,601	18,292,878	-	-
Other Liabilities		431,714	495,923	508,543	568,449
Total Noncurrent		24,558,071	28,652,773	22,274,620	24,374,227

Shareholders’ Equity
Share Capital	25.1	4,039,464	4,039,112	4,039,464	4,039,112
Shares to Issue		-	3	-	3
Treasury Shares	25.2	(40,548)	(41,514)	(40,548)	(41,514)
Capital Reserves		212,980	208,711	212,980	208,711
Equity Valuation Adjustments		(739,690)	(1,053,082)	(739,690)	(1,053,082)
Accumulated Losses		(21,599,323)	(24,206,908)	(21,599,323)	(24,206,908)
Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company		(18,127,117)	(21,053,678)	(18,127,117)	(21,053,678)

Total		6,692,449	7,934,342	15,516,509	14,402,343

The accompanying notes are an integral part of the Parent Company and Consolidated Quarterly Information (ITR).

10

Income Statement Quarters ended March 31, 2022 and 2021 (In thousands of Brazilian reais - R$, except basic and diluted earnings (loss) per share)

		Parent Company		Consolidated
	Note	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Net Revenue
Passenger Transportation		-	-	3,011,802	1,416,278
Cargo and Others		-	-	208,650	151,349
Total Net Revenue	29	-	-	3,220,452	1,567,627

Cost from Services	30	-	-	(2,613,501)	(1,635,245)
Gross Profit (Loss)		-	-	606,951	(67,618)

Operating Revenue (Expenses)
Selling Expenses	30	-	-	(227,124)	(103,779)
Administrative Expenses	30	(16,105)	(27,580)	(365,448)	(363,193)
Other Revenues and Expenses, Net	30	64,265	489	62,762	12,086
Total Operating Expenses		48,160	(27,091)	(529,810)	(454,886)

Equity Income (Expense)	24	2,105,300	(2,097,170)	-	-

Income (Loss) before Financial Results and Income Taxes		2,153,460	(2,124,261)	77,141	(522,504)

Financial Income (Expenses)
Financial Revenue	31	43,801	30,045	18,256	13,124
Financial Expenses	31	(214,631)	(186,249)	(756,608)	(516,752)
Derivative Financial Instruments	31	(2,966)	72,490	(5,666)	73,754
Financial Revenues (Expenses), Net		(173,796)	(83,714)	(744,018)	(429,874)

Income (Loss) before Monetary and Exchange Rate Variation, Net and Income Tax and Social Contribution		1,979,664	(2,207,792)	(666,877)	(947,582)

Monetary and Foreign Exchange Rate Variation, Net	31	633,049	(324,749)	3,404,882	(1,537,240)

Income (Loss) before Income Tax and Social Contribution		2,612,713	(2,532,541)	2,738,005	(2,484,822)

Income Tax and Social Contribution
Current		-	-	(124,976)	(28,831)
Deferred		(5,128)	4,138	(5,444)	7,862
Total Income Tax and Social Contribution	13	(5,128)	4,138	(130,420)	(20,969)

Net Income (Loss) for the Period		2,607,585	(2,528,403)	2,607,585	(2,505,791)

Net Income (Loss) Attributable to:
Shareholders of the Parent Company		2,607,585	(2,528,403)	2,607,585	(2,528,403)
Non-Controlling Shareholders		-	-	-	22,612

Basic Income (Loss) per Share	26
Per Common Share		0.188	(0.203)	0.188	(0.203)
Per Preferred Share		6.607	(7.105)	6.607	(7.105)

Diluted Income (loss) per Share	26
Per Common Share		0,188	(0,203)	0,188	(0,203)
Per Preferred Share		6,569	(7,105)	6,569	(7,105)

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

11

Statements of Comprehensive Income (Expenses) Quarters ended March 31, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021

Net Income (Loss) for the Period	2,607,585	(2,528,403)	2,607,585	(2,505,791)

Other Comprehensive Income that will be Reversed to Income (Expenses)

Cash Flow Hedge, Net of Income Tax and Social Contribution	314,169	96,722	314,169	96,722
Cumulative Adjustment of Conversion into Subsidiaries	(777)	16	(777)	29
	313,392	96,738	313,392	96,751

Total Comprehensive Income (Expenses) for the Period	2,920,977	(2,431,665)	2,920,977	(2,409,040)

Comprehensive Income (Expenses) Attributed to:
Shareholders of the Parent Company	2,920,977	(2,431,665)	2,920,977	(2,431,665)
Non-Controlling Shareholders	-	-	-	22,625

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

12

Statements of Changes in Shareholders’ Equity Quarters ended March 31, 2022 and 2021 (In thousands of Brazilian Reais - R$)

DMPL

Parent Company and Consolidated
				Capital Reserves			Equity Valuation Adjustments
	Share Capital	Shares to Issue	Treasury Shares	Premium when Granting Shares	Special Premium Reserve of the Subsidiary	Share-Based Compensation	Unrealized Income (Expenses) on Hedge	Post-Employment Benefit	Other Comprehensive Income	Effects from Changes in the Equity Interest	Accumulated Losses	Negative Shareholders’ Equity (Deficit) Attributable to the Parent Company	Non-Controlling Shareholders	Total
Balances on December 31, 2020	3,009,436	1,180	(62,215)	17,497	83,229	106,520	(1,311,076)	(26,669)	564	759,812	(16,985,370)	(14,407,092)	640,033	(13,767,059)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	96,722	-	16	-	-	96,738	13	96,751
Net Income (Loss) for the Period	-	-	-	-	-	-	-	-	-	-	(2,528,403)	(2,528,403)	22,612	(2,505,791)
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	96,722	-	16	-	(2,528,403)	(2,431,665)	22,625	(2,409,040)
Stock Option	-	-	-	-	-	5,010	-	-	-	-	-	5,010	161	5,171
Interim Dividends Distributed by the Subsidiary Smiles	-	-	-	-	-	-	-	-	-	-	-	-	(236,992)	(236,992)
Balances on March 31, 2021	3,009,436	1,180	(62,215)	17,497	83,229	111,530	(1,214,354)	(26,669)	580	759,812	(19,513,773)	(16,833,747)	425,827	(16,407,920)

Balances on December 31, 2021	4,039,112	3	(41,514)	11,020	83,229	114,462	(918,801)	14,855	1,032	(150,168)	(24,206,908)	(21,053,678)	-	(21,053,678)
Other Comprehensive Income (Expenses), Net	-	-	-	-	-	-	314,169	-	(777)	-	-	313,392	-	313,392
Net Income for the Period	-	-	-	-	-	-	-	-	-	-	2,607,585	2,607,585	-	2,607,585
Total Comprehensive Income (Expenses) for the Period	-	-	-	-	-	-	314,169	-	(777)	-	2,607,585	2,920,977	-	2,920,977
Stock Option	-	-	-	-	-	5,235	-	-	-	-	-	5,235	-	5,235
Transfer of Treasury Shares	-	-	966	(502)	-	(464)	-	-	-	-	-	-	-	-
Capital Increase due to Stock Options Exercised	352	(3)	-	-	-	-	-	-	-	-	-	349	-	349
Balances on March 31, 2022	4,039,464	-	(40,548)	10,518	83,229	119,233	(604,632)	14,855	255	(150,168)	(21,599,323)	(18,127,117)	-	(18,127,117)

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

13

Cash Flow Statements Quarters ended March 31, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021

Net Income (Loss) for the Period	2,607,585	(2,528,403)	2,607,585	(2,505,791)
Adjustments to Reconcile the Net Loss to Cash Generated from Operating Activities
Depreciation – Aeronautical ROU	-	-	251,885	140,024
Depreciation and Amortization – Others	-	-	145,664	196,275
Allowance for Expected Loss on Trade Receivables	-	-	(994)	(815)
Provision for Inventory Obsolescence	-	-	280	50
Provision for Impairment of Deposits	-	-	6,284	9,678
Provision for Losses on Advance to Suppliers and Third Parties	-	-	(144)	(4,640)
Adjustment to Present Value of Provision for Aircraft Return	-	-	85,828	18,870
Deferred Taxes	5,128	(4,138)	5,444	(7,862)
Equity Income (Expense)	(2,105,300)	2,097,170	-	-
Disposals of Property, Plant and Equipment and Intangible Assets	-	-	1,345	500
Sale-Leaseback	-	-	(55,491)	-
Reversal of Provisions	-	-	172,502	184,041
Actuarial Losses from Post-Employment Benefits	-	-	-	4,353
Exchange Rate and Cash Changes, Net	(616,679)	318,496	(3,327,120)	1,503,093
Interest on Loans and Leases and Amortization of Costs, Premiums and Goodwill	172,696	136,805	525,121	421,967
Derivative Financial Instruments Recognized in Income (Loss)	2,966	(70,439)	34,457	(27,103)
Provision for Labor Liabilities	-	-	-	50,348
Share-Based Compensation	-	-	5,235	5,171
Recovery of One-Off Tax Credits	-	-	-	(57,422)
Other Provisions	-	(16)	4,047	(1,007)
Adjusted Net Income (Expenses)	66,396	(50,525)	461,928	(70,270)

Changes in Operating Assets and Liabilities:
Financial Investments	709	165	(23,696)	13,820
Trade Receivables	-	-	(113,501)	201,276
Inventories	-	-	(23,784)	7,252
Deposits	(637)	671	(52,098)	(36,742)
Advance to Suppliers and Third Parties	(1,168)	(1,005)	(22,740)	167,636
Taxes to Recover	(930)	597	(17,689)	86,215
Variable Leases	-	-	(5,106)	12,353
Suppliers	(40,670)	(23,605)	101,236	(117,066)
Suppliers – factoring	-	-	(12,947)	-
Labor Obligations	(11)	4	95,576	(53,944)
Taxes to Collect	(288)	260	235,975	2,148
Landing Fees	-	-	96,548	32,650
Advance from Ticket Sales	-	-	82,359	(388,760)
Frequent-Flyer Program	-	-	65,681	63,980
Advances from Customers	-	-	(149,755)	52,882
Provisions	-	-	(61,954)	(83,492)
Derivatives	-	-	(5,369)	133,331
Other Credits (Liabilities), Net	(145,965)	108,577	(34,737)	220,338
Interest Paid	(182,609)	(191,018)	(192,068)	(215,462)
Income Tax and Social Contribution Paid	-	-	(376)	(23,506)
Net Cash Flows (Used in) from Operating Activities	(305,173)	(155,879)	423,483	4,639

14

Cash Flow Statements Quarters ended March 31, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021

Loans Receivable from Related Parties	137,235	(31,626)	-	-
Financial Investments in Subsidiary	-	(41)	-	127,445
Dividends and Interest on Shareholders’ Equity Received through Subsidiary	-	24,120	-	-
Prepayment for Future Capital Increase in a Subsidiary	(193,350)	(66,000)	-	-
Advances for Property, Plant & Equipment Acquisition, Net	-	-	(39,517)	(65,574)
Acquisition of Property, Plant & Equipment	-	(111,429)	(175,546)	(56,426)
Sale-leaseback Transactions Received	-	-	69,819	-
Acquisition of Intangible Assets	89,401	-	(49,032)	(26,084)
Net Cash Flows (Used in) from Investment Activities	33,286	(184,976)	(194,276)	(20,639)

Loans and Financing Issued, Net of Costs	-	-	-	10,952
Loans Payments	-	(103,179)	(34,067)	(123,541)
Lease Payments - Aeronautical ROU	-	-	(525,130)	(125,302)
Lease Payments – Others	-	-	(2,890)	(3,226)
Loans from Related Parties	75,276	-	-	-
Dividends and Interest on Shareholders’ Equity Paid to Non-Controlling Interests	-	-	-	(23,139)
Capital Increase	349	-	349	-
Net Cash Flows (Used in) from Financing Activities	75,625	(103,179)	(561,738)	(264,256)

Foreign Exchange Variation on Cash Held in Foreign Currencies	(4,432)	20,752	(18,491)	22,139

Net Cash Decrease in Cash and Cash Equivalents	(200,694)	(423,282)	(351,022)	(258,117)

Cash and Cash Equivalents at the Start of Fiscal Year	210,941	423,937	486,258	662,830
Cash and Cash Equivalents at the End of the Period	10,247	655	135,236	404,713

Transactions that do not affect cash are presented in Note 34 of this Quarterly Information.

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

15

Statement of Value Added Quarters ended March 31, 2022 and 2021 (In thousands of Brazilian Reais - R$)

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Revenues
Passenger, Cargo, and Other Transportation	-	-	3,347,877	1,643,979
Other Operational Revenues	50,110	489	98,858	74,761
Allowance for Expected Loss on Trade Receivables	-	-	(1,233)	(1,095)
	50,110	489	3,445,502	1,717,645
Inputs Acquired from Third Parties (includes ICMS and IPI)
Fuel and Lubricant Suppliers	-	-	(1,251,140)	(581,517)
Materials, Energy, Third-Party Services, and Others	(811)	(24,076)	(863,361)	(681,532)
Aircraft Insurance	-	-	(9,447)	(15,945)
Sales and Marketing	-	-	(165,719)	(67,026)
Gross Added Value	49,299	(23,587)	1,155,835	371,625

Depreciation – Aeronautical ROU	-	-	(251,885)	(144,145)
Depreciation and Amortization – Others	-	-	(145,664)	(192,154)
Net Added Value Produced by the Company	49,299	(23,587)	758,286	35,326

Added Value Received on Transfers
Equity Income (Expenses)	2,105,300	(2,097,170)	-	-
Derivative Financial Instruments	(2,966)	72,490	(5,666)	73,754
Financial Revenue	48,053	82,420	26,390	77,132
Total Value Added (Distributed) to Distribute	2,199,686	(1,965,847)	779,010	186,212

Distribution of Value Added:
Direct Compensation	946	3,353	394,465	329,443
Benefits	-	-	64,496	53,110
FGTS	-	-	33,578	20,421
Employees	946	3,353	492,539	402,974

Federal	5,761	(3,536)	300,664	146,045
State	-	-	5,383	3,721
Municipal	-	-	348	610
Taxes, Fees, and Contributions	5,761	(3,536)	306,395	150,376

Interest and Monetary and Foreign Exchange Rate Variation - Aeronautical ROU	-	-	(1,472,360)	955,716
Interest and Monetary and Foreign Exchange Rate Variation - Others	(414,645)	562,739	(1,207,716)	1,151,399
Rents	-	-	20,482	31,448
Others	39	-	32,085	90
Third-Party Capital Compensation	(414,606)	562,739	(2,627,509)	2,138,653

Net Income (Loss) for the Period	2,607,585	(2,528,403)	2,607,585	(2,528,403)
Net Profit of the Period Attributed to Non-Controlling Shareholders	-	-	-	22,612
Shareholders’ Equity Compensation	2,607,585	(2,528,403)	2,607,585	(2,505,791)

Total Value Added Distributed (to Distribute)	2,199,686	(1,965,847)	779,010	186,212

The accompanying notes are an integral part of the parent company and consolidated interim financial information.

16

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
1.	Operating Context

Gol Linhas Aéreas Inteligentes S.A. (“Company” or “GOL”) is a limited liability company incorporated on March 12, 2004 under Brazilian laws. The Company’s bylaws states that the corporate purpose is exercising the equity control of GOL Linhas Aéreas S.A. (“GLA”), which provides scheduled and non-scheduled air transportation services for passengers and cargo, maintenance services for aircraft and components, develops frequent-flyer programs, among others.

The Company’s shares are traded on B3 S.A. - Brasil, Bolsa, Balcão (“B3”) and on the New York Stock Exchange (“NYSE”) under the ticker GOLL4 and GOL, respectively. The Company adopts B3’s Special Corporate Governance Practices Level 2 and is part of the Special Corporate Governance (“IGC”) and Special Tag Along (“ITAG”) indexes, created to distinguish companies that commit to special corporate governance practices.

The Company’s official headquarters are located at Praça Comandante Linneu Gomes, s/n, portaria 3, prédio 24, Jardim Aeroporto, São Paulo, Brazil.

1.1.    Impacts and Management’s Measures regarding Covid-19

The airline industry was significantly impacted in the first days of 2022 due to the significant growth in the number of Covid-19 cases, with the spread “omicron” variant, which led to the cancellation of flights by several companies in Brazil and in the world. Through its business model and dynamic operational air network management carried out by the Management since the beginning of the pandemic, GOL did not observe any impacts on its operation in the period, with regularity above 99% in January 2022 and market leadership in domestic routes with 38.5% market share this month. The flexible business model based on a single type of fleet proved to be decisive and suitable all instabilities caused by the Covid-19 pandemic.

During March 2022, with the slowdown in registered cases of Covid-19, several states and cities suspended the use of face masks, as well as other health restrictions, which contributed to the continuity of the resumption of domestic demand.

In the first quarter of 2022, Company increased offer, measured by available seat kilometer (ASK), by 44.4% compared to the same period in 2021 and demand grew by 46.5% following the same comparison, load factor increased by 1.1 percentage points (from 79.9% in the first quarter of 2021 to 81.0% in the first quarter of 2022). In the scenario of gradual resumption of demand, Company had an income before financial results and income tax and social contribution of R$77,141, for the first time since the beginning of the pandemic, in the first quarter of 2020.

The Company, through its Executive Committee, which is entirely formed by the management board members, works promptly to support society, monitor demand, and define financial and operational strategies.

In 2022, GOL maintained the initiative to transport Covid-19 vaccines for free, with GOLLOG and health professionals to work directly in the fight against the pandemic, besides crediting 1,000 Smiles’ miles for each GOL flight, at no cost. There are also active and strict protocols for aircraft hygiene, as well as safety and health, together with actions to reduce human contact throughout the entire chain.

17

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.1.1    Impacts on the Parent Company and Consolidated Quarterly Information

The main pandemic’s impact continues to be related to the reduction in operational air network, to meet the lower demand and crew availability, which was verified by the lower Company’s net revenue compared to pre-pandemic periods.

The table below details the reclassifications made in the period, which are directly related to the Covid-19 pandemic and additional disclosures:

		Consolidated
Income Statement - Reclassifications		Cost of Services	Other Revenues and Expenses, Net
Flight Equipment Depreciation - Idleness	(a)	36,772	(36,772)

(a)	Due to the drop in the number of flights operated, where the Company incurred with the burden of time, by analogy to the provisions of CPC 16 (R1) - Inventories, equivalent to IAS 2, expenses and depreciation of flight equipment not directly related to the revenues generated in the period, called idleness, were reclassified from the group of costs of services to the group of other revenues and expenses, net.

Like all other business organizations, the Company cannot foresee the duration of the pandemic and the extent of the impacts caused by it on future business, results, and cash generation. For this reason, when preparing this quarterly information, the Management considered the most recent forecasts available, duly reflected in the Company’s business plans. In the period ended March 31, 2022, no adjustment was needed regarding impairments on the Company’s Recoverable Taxes, Deferred Tax Assets, Property, Plant & Equipment, and Intangible Assets.

1.2.	Measures taken by Management regarding the Russian invasion of Ukraine

On February 24, 2022, Russia started a military invasion of Ukraine, marking a sharp escalation in the existing conflict between these countries. The invasion received widespread condemnation from the international community, including sanctions aimed at crippling the Russian economy.

As a result of the invasion, Brent and WTI oil prices rose significantly, quoted above US$100 a barrel in March 31, 2022, with a direct impact on jet fuel, as describe in Note 30.

GOL's Management works with the Brazilian Association of Airlines (ABEAR) in negotiations with the federal government to contain the price increase and the consequent transfer through the increase in ticket prices. During the quarter ended March 31, 2022, given the increases in Brazilian jet fuel prices, Company reviewed financial projections, including its offer expectation measured by ASK.

18

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

1.3.	Corporate Structure

The Company’s corporate structure and equity interest in the capital of its subsidiaries, on March 31, 2022, are shown below:

Entity	Incorporation Date	Location	Principal Activity	Type of Control	% of Interest in the share capital
					Mar 31, 2022	Dec 31, 2021
GAC	March 23, 2006	Cayman Islands	Aircraft acquisition	Direct	100.00	100.00
Gol Finance Inc.	March 16, 2006	Cayman Islands	Fundraising	Direct	100.00	100.00
Gol Finance	June 21, 2013	Luxembourg	Fundraising	Direct	100.00	100.00
GLA	April 9, 2007	Brazil	Flight transportation	Direct	100.00	100.00
GTX	February 8, 2021	Brazil	Equity investments	Direct	100.00	100.00
Smiles Viagens	August 10, 2017	Brazil	Tourism agency	Indirect	100.00	100.00
Smiles Fidelidade Argentina (a)	November 7, 2018	Argentina	Loyalty program	Indirect	100.00	100.00
Smiles Viajes y Turismo (a)	November 20, 2018	Argentina	Tourism agency	Indirect	100.00	100.00
AirFim	November 7, 2003	Brazil	Investment fund	Indirect	100.00	100.00
Fundo Sorriso	July 14, 2014	Brazil	Investment fund	Indirect	100.00	100.00

(a)	Companies with functional currency in Argentine pesos (ARS).

The subsidiaries GAC Inc., GOL Finance and GOL Finance Inc. are entities incorporated with the specific purpose of continuing the financial operations and related to the Company's fleet. They do not have an independent management structure and are unable to make independent decisions, thus, the assets and liabilities of these entities are consolidated in the parent company.

GTX S.A., directly controlled by the Company, is in a pre-operational stage and its corporate purpose is to manage its own assets and participate in the capital of other companies.

Smiles Viagens e Turismo S.A. (“Smiles Viagens”), has as main purpose intermediate travel organization services, by booking or selling airline tickets, accommodation, tourism packages, among others. The subsidiaries Smiles Fidelidade Argentina S.A. and Smiles Viajes Y Turismo S.A., both headquartered in Buenos Aires, Argentina, have the purpose to promote operations of the Smiles Program and the sale of airline tickets in that country.

19

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The investment funds Airfim and Fundo Sorriso, controlled by GLA, have the characteristic of an exclusive fund and act as an extension to carry out operations with derivatives and investments, so that the Company consolidates the assets and liabilities of this fund in its financial statements.

1.4.	Capital Structure and Net Current Capital

On March 31, 2022, the net working capital is negative by R$8,727,459 (negative by R$8,393,753 on December 31, 2021). There was a higher negative net working capital due to investments and obligations with customers to prepare for the high season. Of the negative net working capital, on March 31, 2022, R$4,111,696 refers to Advance Ticket Sales and the Frequent-Flyer Program (R$3,969,251 on December 31, 2021), which are expected to be substantially recognized with services provided by the Company.

On March 31, 2022, the Company also had a Deficit Attributed to Equity Holders of the Parent Company of R$18,127,117 (R$21,053,678 on December 31, 2021). The variation observed in the period ended March 31, 2022 is mainly due to the Company´s profit and the exchange rate, with evaluation of the Real against the U.S. Dollar.

The operations of the Company are sensitive to changes in the economic scenario and to the volatility of the Real, given that around 92.8% of its indebtedness (loans and financing and leases) are exposed to the U.S. dollar (“US$”) and 46.0% of its costs are also pegged to the U.S. currency, and its ability to adjust the price of fees charged from its customers to recapture the change of the US$ depends on the rational (offer) capacity and behavior of competitors.

Over the past five years, Management has taken many measures to adapt the size of GOL’s fleet to demand, matching the supply of seats to the level of demand and thus keeping high load factors, reducing costs and adjusting its capital structure, as well as implementing initiatives to restructure its balance sheet. In addition, the Company signed an exclusive codeshare agreement with American Airlines with a US$200 million investment made to the Company's capital, with effects in the financial information on second quarter 2022, as described in Note 36.

Our Parent Company and Consolidated Quarterly Information have been prepared on an accounting base of continuity, which includes the continuity of operations, realization of assets and compliance with liabilities and commitments in the usual course of business, in compliance with the business plan prepared by Management, reviewed and approved, at least annually, by GOL’s Board of Directors.

Although there is still significant uncertainty about how long it will take for the airline industry to recover, and this leads to a material uncertainty about our ability to remain in operation, on March 31, 2022, the parent company and consolidated quarterly information do not include any adjustments that may result from the inability to continue operating.

1.5.	Compliance Program

Since 2016, we have taken several measures to strengthen and expand our internal control and compliance programs, which include:

•      hiring specialized companies to evaluate risks and review internal controls related to fraud and corruption;

•      integration the compliance and internal controls functions in the same department, which reports directly to our chief executive officer, and has independent access to our Board of Directors and Statutory Audit Committee;

20

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

•      monitoring transactions involving politically exposed persons;

•      improvement of supervision procedures of the execution of services hired from third parties;

•      updating our hiring policies and the management of our contracts flows; and

•      review of the Company’s Code of ethics, Manual of conduct and several compliance policies, including the mandatory training policy.

Management has been constantly reinforcing our commitment towards improvement of our internal control and compliance programs to our employees, customers and suppliers.

In December 2016, GOL entered into an agreement with the Brazilian Federal Public Ministry, pursuant to which agreed to pay R$12.0 million in fines and make improvements to our compliance program. In turn, the Federal Public Ministry agreed not to bring any criminal or civil suits related to activities that are the subject of the agreement. In addition, the Company paid R$4.2 million in fines to the Brazilian tax authorities.

The Company voluntarily informed the U.S. Department of Justice (“DoJ”), the Securities and Exchange Commission (“SEC”) and the Comissão de Valores Mobiliários (“CVM”) of the external independent investigation hired by the Company and of the agreement with the Federal Public Ministry.

The external independent investigation, was concluded in April 2017, revealed that certain immaterial payments were made to politically exposed persons. None of our current employees, representatives or members of Company’s Board of Directors or Management knew of any illegal purpose behind any of the identified transactions or of any illicit benefit to the Company arising out of the investigated transactions.

The Company reported the conclusions of the investigation to the relevant authorities and will keep them informed of any developments, as well as collaborate and discuss their analysis with them, which may impose significant fines and possibly other sanctions.

1.6.	Acquisition of MAP Transportes Aéreos

On June 8, 2021, GOL signed an agreement to acquire MAP Transportes Aéreos Ltda., a domestic Brazilian airline with routes to regional destinations and from Congonhas Airport in São Paulo, considering the Company's commitment to expand the air transportation demand and rationally consolidate in the domestic market as the country's economy recovers from Covid-19.

MAP will be acquired for R$28 million to be paid only after meeting all precedent conditions, through 100,000 preferred shares (GOLL4) at R$28.00 per share and R$25 million in cash in 24 monthly installments. At closing, the Company will assume up to R$100 million in MAP's financial commitments.

This transaction should bring as main benefits: (i) expanded new routes; (ii) higher seat supply to historically under-offered markets; and (iii) improved efficient operations.

On December 30, 2021, through SG Order 1929/2021, the Administrative Council for Economic Defense (CADE) approved the operation without restrictions. The transaction’s conclusion is subject to other conditions, which have not yet been fulfilled. Therefore, on March 31, 2022, there are no impacts on the Company's Parent Company and Consolidated Quarterly Information.

21

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
1.7.	Acceleration of fleet transformation

Following the plan disclosed in the fiscal year ended December 31, 2021, GOL continued the execution of fleet transformation acceleration plan on March 31, 2022, receiving 8 Boeing 737-MAX aircraft though leasing contracts, 3 of which have purchase option.

The Boeing 737-MAX consumes around 15% less fuel and produces around 16% less carbon and 40% less noise, besides having a longer flight range when compared to Boeing 737-NG aircraft.

With the demand’s recovery, the advanced vaccination in several states and markets, operations are resuming pre-pandemic levels and macroeconomic variables linked to costs due to the jet fuel price significantly higher, there is an increased need to accelerate the replacement of the current fleet of 737 NG with the objective of operational efficiency gains.

In addition, the Company managed to obtain agreements to acquire new 737 MAX aircraft with more favorable conditions compared to the pre-pandemic period, due to new facility lines to finance these aircraft and balance the Company's financing portfolio.

Due to the fleet transformation, Company will return 737-NG aircraft, with relevant future disbursements estimated, as disclosed in Note 23.2, which may be compensated with deposits disclosed in Note 10.

2.	Message from the Management, base to Prepare and Present the Parent Company and Consolidated Quarterly Information (ITR)

The Company’s Parent Company Quarterly Information were prepared in accordance with accounting practices adopted in Brazil. The accounting practices adopted in Brazil include those in the Brazilian Corporation Law and in the technical pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The Company’s Consolidated Quarterly Information was prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”).

The Company’s Parent Company and Consolidated Quarterly Information (ITR) was prepared using the Brazilian real (“R$”) as the functional and presentation currency. Figures are expressed in thousands of Brazilian reais, except when stated otherwise. The items disclosed in foreign currencies are duly identified when applicable.

The Parent Company and Consolidated Quarterly Information (ITR) preparation requires the Management to make judgments, use estimates, and adopt assumptions affecting the amounts presented of revenues, expenses, assets, and liabilities. However, the uncertainty inherent in these judgments, assumptions and estimates could give rise to results that require a significant adjustment to the book value of certain assets and liabilities in future reporting periods.

When preparing this Parent Company and Consolidated Quarterly Information (ITR), the Management used disclosure criteria, considering regulatory aspects and the relevance of the transactions to understand the changes in the Company’s economic and financial position and its performance since the end of the fiscal year ended December 31, 2021, as well as the update of relevant information included in the annual financial statements disclosed on March 14, 2022.

22

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Management confirms that all material information in this Parent Company and Consolidated Quarterly Information (ITR) is being demonstrated and corresponds to the information used by the Management in the development of its business management activities.

The Parent Company and Consolidated Quarterly Information (ITR) has been prepared based on historical cost, except for the following material items recognized in the statements of financial position:

•	cash, cash equivalents and financial investments measured at fair value;
•	derivative financial instruments measured at fair value; and
•	investments accounted for using the equity method.

The Company’s Parent Company and Consolidated Quarterly Information (ITR) for the period ended March 31, 2022, has been prepared considering that the Company will continue as a going concern, realizing assets, and settling liabilities in the normal course of business, as per Note 1.4.

3.	Approval of the Parent Company and Consolidated Quarterly Information

The Board of Directors authorized this Parent Company and Consolidated Quarterly Information (ITR) at a Meeting held on April 26, 2022.

4.	Summary of Significant Accounting Practices

The Parent Company and Consolidated Quarterly Information (ITR) presented herein was prepared based on policies, accounting practices and estimate calculation methods adopted and presented in detail in the annual financial statements for the year ended December 31, 2021, released on March 14, 2022.

4.1.	New Accounting Standards and Pronouncements Adopted in the Current Year

The following amendments to accounting standards became effective for periods beginning after January 1, 2022:

•	Onerous contracts – Costs of fulfilling a contract (Amendments to IAS 37);
•	Property, plant and equipment – Proceeds before intended use (Amendments to IAS 16);
•	Financial instruments - Fees in the ’10 per cent’ test for derecognition of financial liabilities (Amendments to IFRS 9);
•	Annual improvements to IFRS Standards 2018-2020 (Amendments to IFRS 1, IFRS 16 and IAS 41); and
•	References to Conceptual Framework (Amendments to IFRS 3).

These changes did not impact the Company's quarterly information. Additionally, in the period ended March 31, 2022, no new standards or pronouncements were published which are expected to impact the Company's quarterly information. Finally, the Company did not opt for the early adoption of standards or pronouncements.

4.2.	Foreign Currency Transactions

Foreign currency transactions are recorded at the exchange rate change prevailing on the transactions' date. Monetary assets and liabilities designated in foreign currency are calculated based on the exchange rate change on the balance sheet date. Any difference resulting from the translation of currencies is recorded under the item “Monetary and Foreign Exchange Rate Variation, Net” in the income statement for the period.

23

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The main exchange rates in reais in effect on the base date of this Parent Company and Consolidated Quarterly Information (ITR) are as follows:

	Final Rate		Average Rate
	March 31, 2022	December 31, 2021	March 31, 2022	March 31, 2021
U.S. Dollar	4,7378	5,5805	4,9769	5,6383
Argentinian Peso	0,0427	0,0543	0,0455	0,0619

5.	Seasonality

Under normal economic and social conditions, the Company expects revenues and operating income (expense) from its flights to be at their highest levels in the summer and winter vacation periods, in January and July, respectively, and during the last weeks of December and in the year-end holiday period. Given the high proportion of fixed costs, this seasonality tends to drive changes in operating income (expense) across the fiscal-year quarters. In the current context, the operations have also shown a behavior negatively correlated with the number of cases and deaths caused by Covid-19.

6.	Cash and Cash Equivalents

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Cash and Bank Deposits	9,900	2,981	92,702	116,123
Cash Equivalents	347	207,960	42,534	370,135
Total	10,247	210,941	135,236	486,258

The breakdown of cash equivalents is as follows:

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021

Domestic Currency
Private Bonds	253	207,656	40,880	329,235
Automatic Investments	94	304	1,631	40,873
Total Domestic Currency	347	207,960	42,511	370,108

Foreign Currency
Private Bonds	-	-	23	27
Total Foreign Currency	-	-	23	27

Total	347	207,960	42,534	370,135

24

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

7.	Financial Investments

		Parent Company		Consolidated
	Weighted Average Profitability (p.a.)	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021

Domestic Currency
Government Bonds	116.3% do CDI	-	-	632	2,042
Private Bonds	98.2% do CDI	482		306,881	288,056
Investment Funds	67.0% do CDI	4,348	4,378	12,435	12,042
Total Domestic Currency		4,830	4,378	319,948	302,140

Foreign Currency
Private Bonds	0.4%	-	-	28,513	33,570
Investment Funds		-	-	47,363	37,979
Total Foreign Currency		-	-	75,876	71,549

Total		4,830	4,378	395,824	373,689

Current		4,829	4,377	314,058	291,363
Noncurrent		1	1	81,766	82,326

Of the total amount recorded in the parent company and in the consolidated on March 31, 2022, R$4,325 and R$346,482 (R$4,123 and R$333,984 on December 31, 2021), respectively, refer to financial investments used as guarantees linked to deposits for lease operations, derivative financial instruments, lawsuits and loans and financing.

8.	Trade Receivables

	Consolidated
	March 31, 2022	December 31, 2021

Domestic Currency
Credit Card Administrators	287,839	200,601
Travel Agencies	411,688	439,698
Cargo Agencies	34,833	27,418
Partner Airlines	12,290	11,921
Others	31,929	18,852
Total Domestic Currency	778,579	698,490

Foreign Currency
Credit Card Administrators	102,173	77,379
Travel Agencies	52,221	38,999
Cargo Agencies	242	211
Partner Airlines	22,666	27,863
Others	18,884	27,021
Total Foreign Currency	196,186	171,473

Total	974,765	869,963

Estimated Losses from Doubtful Accounts	(18,286)	(19,280)

Total Trade Receivables	956,479	850,683

25

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The aging list of trade receivables, net of allowance for estimated losses from doubtful accounts, is as follows:

	Consolidated
	March 31, 2022	December 31, 2021
To be Due
Until 30 days	663,370	607,968
From 31 to 60 days	144,038	82,132
From 61 to 90 days	10,507	55,265
From 91 to 180 days	21,695	33,491
From 181 to 360 days	47,305	1,096
Over 360 days	110	379
Total to be Due	887,025	780,331

Overdue
Until 30 days	29,236	31,302
From 31 to 60 days	1,077	5,722
From 61 to 90 days	7,072	2,172
From 91 to 180 days	4,527	7,566
From 181 to 360 days	8,045	8,911
Over 360 days	19,497	14,679
Total Overdue	69,454	70,352

Total	956,479	850,683

The changes in the expected loss on trade receivables are as follows:

	Consolidated
	March 31, 2022	December 31, 2021
Balance at the Beginning of the Fiscal Year	(19,280)	(18,047)
(Additions) reversals	994	(1,233)
Balance at the End of the Period	(18,286)	(19,280)

9.	Inventories

	Consolidated
	March 31, 2022	December 31, 2021
Consumables	22,815	20,585
Parts and Maintenance Materials	226,448	201,470
Advances to Suppliers	43,826	47,530
Total	293,089	269,585

The changes in the provision for obsolescence are as follows:

	Consolidated
	March 31, 2022	December 31, 2021
Balances at the Beginning of the Fiscal Year	(6,176)	(12,862)
Additions	(280)	(687)
Write-Offs	247	7,373
Balances at the End of the Period	(6,209)	(6,176)

26

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
10.	Deposits

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Maintenance Deposits	-	-	852,881	1,000,995
Court Deposits	45,381	44,744	592,949	575,917
Deposit in Guarantee for Lease Agreements	2,369	2,790	336,344	372,114
Total	47,750	47,534	1,782,174	1,949,026

Current	-	-	166,274	191,184
Non-current	47,750	47,534	1,615,900	1,757,842

10.1.	Maintenance deposits

The Company makes deposits in US dollars for aircraft and engine overhauling, which will be used in future events as established in certain lease agreements. The Company has the right to choose to carry out the maintenance internally or through its suppliers.

Maintenance deposits do not exempt the Company, as a lessee, from contractual obligations related to the maintenance or the risk associated with operating activities. These deposits can be replaced by bank guarantees or letters of credit (SBLC - stand by letter of credit) as established in the aircraft lease. These letters can be executed by the lessors if the maintenance of the aircraft and engines does not occur according to the review schedule. Several aircraft lease agreements do not require maintenance deposits and have credit bills to ensure the maintenance is carried out in the scheduled periods. Until March 31, 2022, no credit bill had been executed against the Company.

The Company has two categories of maintenance deposits:

•	Maintenance Guarantee: Refers to one-time deposits that are refunded at the end of the lease and can also be used in maintenance events, depending on negotiations with lessors. The balance of these deposits on March 31, 2022, was R$222,487 (R$262,061 on December 31, 2021).

•	Maintenance Reserve: Refers to amounts paid monthly based on the use of components and can be used in maintenance events as set by an agreement. On March 31, 2022, the balance of these reserves was R$630,294 (R$738,934 on December 31, 2021).

10.2.	Court Deposits

Court deposits and blocks represent guarantees of tax, civil and labor lawsuits, kept in court until resolving the disputes to which they are related. Part of the court deposits refers to civil and labor lawsuits arising from succession requests in lawsuits filed against Varig S.A. or also labor lawsuits filed by employees who do not belong to GLA or any related party. Bearing in mind that the Company is not a legitimate party to appear on the liability side of the said lawsuits, their exclusion and respective release of the retained funds are demanded whenever blocks occur.

27

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

10.3.	Deposits in guarantee for lease agreements

As required by the lease agreements, the Company guarantees deposits (in US dollars) to the leasing companies, which may be redeemed if replaced by other bank guarantees or fully redeemed at maturity.

11.	Advances to Suppliers and Third-Parties

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Advance to Domestic Suppliers	-	-	291,628	255,024
Advances to Foreign Suppliers	1,251	32	53,616	42,524
Advance for Materials and Repairs	-	51	24,120	48,932
Total Advances to Suppliers	1,251	83	369,364	346,480

Current	1,251	83	304,891	270,342
Noncurrent	-	-	64,473	76,138

12.	Taxes to Recover

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Prepaid Income Tax and Social Contribution to Recover	15,533	14,575	57,279	51,282
PIS and COFINS to recover (*)	-	-	200,027	185,827
Value Added Tax (VAT), Abroad	-	-	4,968	4,035
Others	20	48	4,782	8,223
Total	15,553	14,623	267,056	249,367

Current	14,342	10,159	225,445	176,391
Noncurrent	1,211	4,464	41,611	72,976

28

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
13.	Deferred Taxes

13.1.	Deferred Tax Assets (Liabilities)

The positions of deferred assets and liabilities are presented below and comply with the enforceable offset legal rights that consider taxes levied by the same tax authority under the same tax entity.

	Parent Company			Consolidated
	December 31, 2021	Income (Expenses)	March 31, 2022	December 31, 2021	Income (Expenses)	Shareholders’ Equity (*)	March 31, 2022
Deferred taxes assets (liabilities) – GOL and Smiles Argentina
Income tax losses carry forward	50,385	-	50,385	50,385	-	-	50,385
Negative basis of social contribution	18,137	-	18,137	18,137	-	-	18,137
Temporary differences:
Allowance for expected loss on other credits	7,132	(5,120)	2,012	7,132	(5,120)	-	2,012
Provision for legal proceedings and tax liabilities	(94)	(8)	(102)	(94)	(8)	-	(102)
Others	-	-	-	239	-	(51)	188
Total Income Tax and Social Contribution Deferred – Assets	75,560	(5,128)	70,432	75,799	(5,128)	(51)	70,620
Deferred taxes assets (liabilities) – GLA
Temporary Differences:
Slots	-	-	-	(353,226)	-	-	(353,226)
Depreciation of engines and parts for aircraft maintenance	-	-	-	(202,522)	(2,037)	-	(204,559)
Breakage provision	-	-	-	(197,246)	(10,900)	-	(208,146)
Goodwill amortization for tax purposes	-	-	-	(143,297)	(11,728)	-	(155,025)
Derivative transactions	-	-	-	(502)	964	-	462
Allowance for expected loss on trade receivable and other credits	-	-	-	209,141	3,004	-	212,145
Provision for aircraft and engine return	-	-	-	310,746	5,077	-	315,823
Provision for legal proceedings and tax liabilities	-	-	-	243,826	10,007	-	253,833
Aircraft leases and others	-	-	-	84,500	4,117	-	88,617
Others	-	-	-	48,169	1,180	-	49,349
Total Income Tax and Social Contribution Deferred - Liabilities	-	-	-	(411)	(316)	-	(727)
Total Effect of Deferred Taxes in the Income (Expenses)	-	(5,128)	-	-	(5,444)

(*) Exchange rate change recognized in other comprehensive income.

29

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s Management considers that the deferred assets and liabilities recognized on March 31, 2022, arising from temporary differences, will be realized in proportion to the realization of their bases and the expectation of future results.

The Management estimates that active deferred tax credits, recorded on tax losses and a negative social contribution base, may be realized as follows:

Year	Amount
2022	7,156
2023	26,511
2024	18,581
2025	16,274
Total	68,522

The direct subsidiary GLA has tax losses and negative bases of social contribution in the determination of taxable profit, to be offset against 30% of future annual tax profits, with no prescription period, not recorded in the balance sheet, in the following amounts:

	GLA
	March 31, 2022	December 31, 2021
Accumulated Income Tax Losses and Negative Bases of Social Contribution	11,917,442	12,076,378
Potential Tax Credit	4,051,930	4,105,969

During the period ended March 31, 2022, the direct subsidiary GLA used tax loss carryforwards of R$158,936 to offset taxable income in this period, with a reduction of R$54,038 in current tax.

The reconciliation between tax expense and multiplying the accounting profit by the nominal tax rate for the three-month periods ended March 31, 2022, and 2021 is shown below:

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021

Income (Loss) before income tax and social contribution	2,612,713	(2,532,541)	2,738,005	(2,484,822)
Combined tax rate	34%	34%	34%	34%
Income Tax and Social Contribution by the Combined Tax Rate	(888,322)	861,064	(930,922)	844,839

Adjustments to Calculate the Actual Tax Rate:
Equity Pickup	715,802	(713,038)	-	-
Tax Rate Difference of the Income (Expenses) of Subsidiaries	(44,785)	(32,225)	5,704	(35,386)
Nondeductible Expenses, Net	(2,811)	(1,723)	(15,710)	(35,119)
Exchange Rate Change on Foreign Investments	221,887	(109,940)	191,664	(99,770)
Benefit (Not Constituted) on Tax Losses, Negative Basis and Temporary Differences	(6,899)	-	618,844	(695,533)
Total Income Tax and Social Contribution	(5,128)	4,138	(130,420)	(20,969)

Income Tax and Social Contribution
Current	-	-	(124,976)	(28,831)
Deferred	(5,128)	4,138	(5,444)	7,862
Total Income Tax and Social Contribution	(5,128)	4,138	(130,420)	(20,969)

30

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
14.	Property, Plant & Equipment

14.1.	Parent Company

On March 31, 2022, the balance of property, plant and equipment was R$361,919 in subsidiary GAC (R$451,320 on December 31, 2021), mainly due to advances in aircraft acquisition.

14.2.	Consolidated
		December 31, 2021							March 31, 2022
	Weighted Average Rate (p.a.)	Historical Cost	Accumulated Depreciation	Net Opening Balance	Additions	Contractual Amendment	Depreciation	Write-Offs	Net Closing Balance	Historical Cost	Accumulated Depreciation
Flight Equipment
Aircraft – ROU (1) with Purchase Option	9.48%	-	-	-	726,057	-	(8,654)	-	717,403	726,057	(8,654)
Aircraft – ROU (1) without Purchase Option	18.33%	7,127,628	(1,958,755)	5,168,873	696,523	(21,422)	(236,570)	(133)	5,607,271	7,790,431	(2,183,160)
Spare Parts and Engines - Own (3) (4)	7.27%	2,062,646	(963,949)	1,098,697	59,893	-	(35,092)	(262)	1,123,236	2,122,219	(998,983)
Spare Parts and Engines – ROU	39.82%	129,223	(62,908)	66,315	-	17,575	(6,661)	-	77,229	146,798	(69,569)
Aircraft and Engine Overhauling	46.64%	3,143,372	(2,370,691)	772,681	132,795	-	(83,532)	(1,098)	820,846	3,235,158	(2,414,312)
Tools	10.00%	56,826	(32,327)	24,499	296	-	(943)	(4)	23,848	57,116	(33,268)
		12,519,695	(5,388,630)	7,131,065	1,615,564	(3,847)	(371,452)	(1,497)	8,369,833	14,077,779	(5,707,946)

Property, Plant & Equipment in Use
Vehicles	20.00%	11,076	(9,915)	1,161	-	-	(91)	(16)	1,054	11,060	(10,006)
Machinery and Equipment	10.00%	62,837	(50,824)	12,013	71	-	(505)	(2)	11,577	62,169	(50,592)
Furniture and Fixtures	10.00%	32,508	(22,024)	10,484	153	-	(464)	(2)	10,171	32,522	(22,351)
Computers, Peripherals and Equipment	13.33%	49,636	(40,869)	8,767	130	-	(852)	(11)	8,034	49,365	(41,331)
Computers, Peripherals and Equipment – ROU	35.18%	23,210	(20,251)	2,959	1,816	-	(824)	-	3,951	25,026	(21,075)
Leasehold Improvements	16.18%	183,345	(166,832)	16,513	-	-	(2,403)	(59)	14,051	183,286	(169,235)
Third-Party Properties – ROU	8.26%	28,819	(24,186)	4,633	170,560	-	(4,171)	-	171,022	198,886	(27,864)
Construction in Progress		15,410	-	15,410	635	-	-	-	16,045	16,045	-
		406,841	(334,901)	71,940	173,365	-	(9,310)	(90)	235,905	578,359	(342,454)

Impairment Losses (2)	-	(26,854)	-	(26,854)	1,037	-	-	-	(25,817)	(25,817)	-
Total		12,899,682	(5,723,531)	7,176,151	1,789,966	(3,847)	(380,762)	(1,587)	8,579,921	14,630,321	(6,050,400)

Advances to Suppliers	-	499,019	-	499,019	39,517	-	-	(89,401)	449,135	449,135	-
Total Property, Plant & Equipment		13,398,701	(5,723,531)	7,675,170	1,829,483	(3,847)	(380,762)	(90,988)	9,029,056	15,079,456	(6,050,400)

(1)   ROU – Right of use

(2)   Refers to provisions for impairment losses for rotable items (spare parts), classified under “Parts and spare engines”, recorded by the Company to present its assets according to the actual capacity for the generation of expected future benefits.

(3)   On March 31, 2022, the balance of spare parts is granted as a guarantee to the Secured Senior Notes 2026, as per Note 16.

(4)   On March 31, 2022, 19 Company’s engines are granted as a guarantee to the Spare Engine Facility and the Loan Facility, according to Note 16.

31

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
15.	Intangible Assets

The breakdown of and changes in intangible assets are as follows:

	Weighted average rate (p.a.)	December 31, 2021					March 31, 2022
		Historical cost	Accumulated amortization	Net opening balance	Additions	Amortization	Net ending balance	Historical cost	Accumulated amortization
Goodwill	-	542,302	-	542,302	-	-	542,302	542,302	-
Slots	-	1,038,900	-	1,038,900	-	-	1,038,900	1,038,900	-
Softwares	39.81%	508,650	(268,476)	240,174	49,032	(16,287)	272,919	544,501	(271,582)
Others	20.00%	10,000	(8,167)	1,833	-	(500)	1,333	10,000	(8,667)
Total		2,099,852	(276,643)	1,823,209	49,032	(16,787)	1,855,454	2,135,703	(280,249)

The balances of goodwill and airport operating rights (slots) were tested for impairment on December 31, 2021 through the discounted cash flow for each cash-generating unit, giving rise to the value in use. The results obtained were compared with the carrying amount of each cash-generating unit and, as a result, the Company did not recognize impairment losses on its CGUs. On March 31, 2022, no indications of impairment on the cash-generating unit were identified.

In order to assess the recoverable value, assets are grouped at the lowest levels for which there are separately identifiable cash flows (Cash-Generating Units – “CGUs”). In order to determine the carrying amount of each cash-generating unit, the Company considers the intangible assets recorded and all necessary tangible assets to conduct the business, given that it will only generate economic benefits by using the combination of both.

32

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.	Loans and Financing

The breakdown of and changes in short and long-term debt are as follows:

			Parent Company
			December 31, 2021								March 31, 2022
	Maturity	Interest Rate p.a.	Current	Noncurrent	Total	Unrealized Income (Expenses) on ESN	Interest Incurred	Interest Paid	Exchange Rate Change	Amortization of Costs and Goodwill	Total	Current	Noncurrent
Foreign currency contracts
ESN 2024 (a)	07/2024	3.75%	40,764	1,947,463	1,988,227	(13,820)	50,795	(42,692)	(295,498)	7,025	1,694,037	15,731	1,678,306
Senior Notes 2025 (b)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	59,591	(121,881)	(555,335)	2,298	3,089,451	35,928	3,053,523
Senior Secured Notes 2026 (c)	06/2026	8.00%	-	3,451,977	3,451,977	-	68,104	-	(554,267)	9,528	2,975,342	61,591	2,913,751
Perpetual Bonds(d)	-	8.75%	17,743	858,843	876,586	-	17,247	(18,036)	(131,936)	-	743,861	14,710	729,151
Total			164,304	9,857,264	10,021,568	(13,820)	195,737	(182,609)	(1,537,036)	18,851	8,502,691	127,960	8,374,731

(a)   The subsidiary Gol Finance issued Exchangeable Senior Notes (“ESN”) in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs"), see Note 33

(b)   The subsidiary Gol Finance issued Senior Notes 2025 in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.

(c)   The subsidiary Gol Finance issued Senior Secured Notes 2026 in December 2020, May and September 2021, totaling US$650 million due in 2026.

(d)   The subsidiary Gol Finance issued Perpetual Notes in April 2006 to finance the aircraft’s acquisition.

33

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

			Consolidated
			December 31, 2021									March 31, 2022
	Maturity	Interest rate p.a.	Current	Non-current	Total	Unrealized gain (loss) from ESN	Payments	Interest incurred	Interest paid	Exchange rate change	Amortization of costs and premium	Total	Current	Non-current
Domestic currency contracts
Debentures (a)	10/2024	16.67%	109,519	1,055,249	1,164,768	-	-	43,183	-	-	3,135	1,211,086	295,857	915,229
Working capital – Lines of credit (b)	10/2025	17.96%	48,239	9,757	57,996	-	(1,837)	1,047	(1,847)	-	-	55,359	47,993	7,366

Foreign currency contracts
Import financing (c)	07/2022	7.84%	138,034	-	138,034	-	-	2,413	(1,122)	(20,770)	-	118,555	118,555	-
Financing with Ex-lm Bank collateral (d)	12/2022	2.82%	99,396	-	99,396	-	(15,457)	117	(109)	(15,174)	502	69,275	69,275	-
ESN 2024 (e)	07/2024	3.75%	40,764	1,947,463	1,988,227	(13,820)	-	50,795	(42,692)	(295,498)	7,025	1,694,037	15,731	1,678,306
Spare engine facility (f)	09/2024	2.47%	24,651	125,106	149,757	-	(5,347)	837	(791)	(22,702)	70	121,824	20,894	100,930
Senior notes 2025 (g)	01/2025	7.00%	105,797	3,598,981	3,704,778	-	-	59,591	(121,881)	(555,335)	2,298	3,089,451	35,928	3,053,523
Senior secured notes 2026 (h)	06/2026	8.00%	-	3,451,977	3,451,977	-	-	68,104	-	(554,267)	9,528	2,975,342	61,591	2,913,751
Loan facility (i)	03/2028	4.22%	50,471	218,040	268,511	-	(11,426)	2,541	(2,564)	(39,405)	64	217,721	40,624	177,097
Perpetual bonds (j)	-	8.75%	17,743	858,843	876,586	-	-	17,247	(18,036)	(131,936)	-	743,861	14,710	729,151
Total			634,614	11,265,416	11,900,030	(13,820)	(34,067)	245,875	(189,042)	(1,635,087)	22,622	10,296,511	721,158	9,575,353

(a)	The debentures total R$1.2 billion, considering the following issues: (i) 7th issue: 88,750 bonds by the subsidiary GLA in October 2018, for the early full settlement of the 6th issue; and (ii) 8th issue: 610,217 bonds by the subsidiary GLA in October 2021 to refinance short-term debt. Both issues have an interest rate of CDI+4.5% p.a. The debentures have personal guarantees from the Company and a real guarantee provided by GLA as a fiduciary assignment of certain credit card receivables, preserving the rights to prepay the receivables of these guarantees.
(b)	Issuance of transactions with the purpose maintaining and managing the Company's working capital.
(c)	Credit lines with private banks used to finance the import of spare parts and aeronautical equipment. The interest rates negotiated are Libor 3m + 4.40% p.a. and Libor 1m + 3.25% p.a.
(d)	Financing to perform engine maintenance with Ex-Im Bank guarantee, including 4 operations, 3 with maturities in 2021, duly liquidated, and 1 with maturity in 2022.
(e)	Issuance of Exchangeable Senior Notes (“ESN”), by the subsidiary Gol Finance, in March, April and July 2019, totaling US$425 million due in 2024, with holders entitled to exchange them for the Company’s American Depositary Shares ("ADSs"), see Note 33.
(f)	Loan backed by the Company's own engines, with maturity in 2024.
(g)	Issuance of Senior Notes 2025 by the subsidiary Gol Finance in December 2017 and February 2018 to buyback Senior Notes and for overall purposes of the Company.
(h)	Issuance of Secured Senior Notes 2026 by the subsidiary Gol Finance in December 2020, May and September 2021, totaling US$650 million due in 2026.
(i)	Loans with a guarantee of 5 engines in total, carried out in June 2018. The contracted rates vary between Libor 6m + 2.35% p.a. up to Libor 6m + 4.25% p.a.
(j)	Issuance of Perpetual Notes by the subsidiary Gol Finance in April 2006 to finance the aircraft’s acquisition.

34

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The total parent company and consolidated loans and financing on March 31, 2022, includes funding costs and premiums totaling R$192,049 and R$227,769, respectively (R$210,902 and R$250,393 on December 31, 2021) that will be amortized over the term of their loans and financing. The total also includes the fair value of the derivative financial instrument, referring to the convertibility of the ESN, totaling R$129,942 on March 31, 2022 (R$162,568 on December 31, 2021).

16.1.	Renegotiations during the period ended on March 31, 2022

The renegotiations detailed below were evaluated under CPC 48 - “Financial Instruments”, corresponding to IFRS 9, and did not meet the definitions to derecognize the liabilities (with the original financial liability extinguished and a new financial liability recognized).

16.1.1.	Import Financing

During the three-month period ended March 31, 2022, the Company, through its subsidiary GLA, renegotiated the due dates of this type of agreement, impacting the interest rate, disclosed in table above, and keeping promissory notes as collateral for the transactions, which are part of a credit line for engine maintenance, import financing in order to purchase spare parts and aircraft equipment.

16.1.2.	Financing with Ex-lm Bank collateral

During the three-month period ended March 31, 2022, GLA also renegotiated the maturities of contracts of this type, with an impact on the interest rate, disclosed in the table above. The other conditions of this operation remain unchanged.

16.2.	Loans and Financing – Non-Current

On March 31, 2022, the maturities of loans and financing recorded in non-current liabilities were as follows:

	2023	2024	2025	2026	2026 onwards	Without Maturity Date	Total
Parent Company
Foreign currency contracts
ESN 2024	-	1,678,306	-	-	-	-	1,678,306
Senior Notes 2025	-	-	3,053,523	-	-	-	3,053,523
Senior Secured Notes 2026	-	-	-	2,913,751	-	-	2,913,751
Perpetual Bonds	-	-	-	-	-	729,151	729,151
Total	-	1,678,306	3,053,523	2,913,751	-	729,151	8,374,731

Consolidated
Domestic currency contracts
Debentures	430,735	484,494	-	-	-	-	915,229
Working capital – Lines of credit	2,785	2,500	2,081	-	-	-	7,366
Foreign currency contracts
ESN 2024	-	1,678,306	-	-	-	-	1,678,306
Spare Engine Facility	15,629	85,301	-	-	-	-	100,930
Senior Notes 2025	-	-	3,053,523	-	-	-	3,053,523
Senior Secured Notes 2026	-	-	-	2,913,751	-	-	2,913,751
Loan Facility	21,904	30,088	31,150	66,589	27,366	-	177,097
Perpetual Bonds	-	-	-	-	-	729,151	729,151
Total	471,053	2,280,689	3,086,754	2,980,340	27,366	729,151	9,575,353

35

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
16.3.	Fair Value

The fair value of debt on March 31, 2022, is as follows:

	Parent Company		Consolidated
	Accounting (*)	Fair Value	Accounting (*)	Fair Value
Debentures	-	-	1,211,086	1,201,883
ESN 2024	1,694,037	1,691,883	1,694,037	1,691,883
Senior notes 2025	3,089,451	2,602,781	3,089,451	2,602,781
Senior secured notes 2026	2,975,342	2,827,969	2,975,342	2,827,969
Perpetual Notes and Other Senior Notes	743,861	559,627	743,861	559,627
Other Existing Loans	-	-	582,734	582,734
Total	8,502,691	7,682,260	10,296,511	9,466,877

(*) Net Total of Funding Costs.

16.4.	Covenants

The Company has covenants in the Debentures and Senior secured notes 2026.

After the renegotiation of the debentures during the year ended December 31, 2021, the mandatory measurement of the indicators provided for in the deeds of the 7th and 8th issuance will be as of December 2022.

Within the scope of the Senior secured notes 2026, the Company complies with guarantee conditions linked to inventory parts and intellectual property. On December 31, 2021, the Company had GLA’s parts and equipment guaranteed linked to this agreement meeting the contractual conditions. The next measurement will be in June 2022.

36

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
17.	Leases Payable

On March 31, 2022, the balance of leases payable included: (i) R$23,389 for variable payments, not included in the measurement of liabilities, and short-term leases (R$28,440 on December 31, 2021), which fall under the exemption provided for in CPC 06 (R2) - Leases, equivalent to IFRS 16; and (ii) R$10,403,185 referring to the present value on this date of future lease payments (R$10,734,544 on December 31, 2021).

The breakdown and changes in the present value of future lease payments are shown below:

	Weighted average rate (p.a.)	December 31, 2021										March 31, 2022
		Current	Non-current	Total	Additions	Write-offs	Contractual amendment	Payments	Interest paid	Interest incurred	Exchange rate change	Total	Current	Non-current
Agreements in local currency
Without purchase option	10.81%	29,456	8,552	38,008	170,560	(242)	-	(2,890)	-	15,269	-	220,705	43,256	177,449
With purchase option	15.71%	-	-	-	1,816	-	-	-	-	-	-	1,816	908	908
Agreements in foreign currency
Without purchase option	10.09%	1,999,791	8,696,745	10,696,536	690,189	-	(3,847)	(521,415)	-	234,671	(1,647,686)	9,448,448	1,833,765	7,614,683
With purchase option	6.76%	-	-	-	813,571	-	-	(3,715)	(3,026)	6,684	(81,298)	732,216	69,435	662,781
Total	2,029,247		8,705,297	10,734,544	1,676,136	(242)	(3,847)	(528,020)	(3,026)	256,624	(1,728,984)	10,403,185	1,947,364	8,455,821

In the three-month period ended March 31, 2022, the Company recognized R$279 directly in the cost of services related to short-term leases and variable payments.

37

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The future payments of lease agreements are detailed as follows:

	March 31, 2022	December 31, 2021
2022	2,266,979	2,977,345
2023	2,236,533	2,370,391
2024	1,886,717	1,970,832
2025	1,631,032	1,673,635
2026	1,358,425	1,360,011
2026 Onwards	5,398,398	4,610,635
Total Minimum Lease Payments	14,778,084	14,962,849
Less Total Interest	(4,351,510)	(4,199,865)
Present Value of Minimum Lease Payments	10,426,574	10,762,984
Less Current Portion	(1,970,753)	(2,057,687)
Noncurrent Portion	8,455,821	8,705,297

17.1.	Sale-Leaseback Transactions

During the three-month period ended March 31, 2022, the Company recognized a net gain of R$ 49,156 in the parent company R$55,491 in the consolidated from the sale-leaseback transactions of 7 aircraft, recorded in the statement of operations in the group of “Other income (expenses), net”, see Note 30.

18.	Suppliers

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Domestic Currency	24,682	52,079	1,420,224	1,401,093
Foreign Currency	22,737	32,272	498,926	497,877
Total	47,419	84,351	1,919,150	1,898,970

Current	47,403	84,335	1,860,462	1,820,056
Noncurrent	16	16	58,688	78,914

19.	Suppliers - Forfaiting

The Company has an arrangement in place that allow suppliers to receive their payments in advance with the financial institution. On March 31, 2022, the amount recorded under current liabilities arising from forfeiting operations was R$9,786 (R$22,733 on December 31, 2021).

20.	Taxes to Collect

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
PIS and COFINS	248	510	141,099	71,515
Installments	-	-	60,079	34,213
Income Tax on Salaries	10	43	47,259	32,940
ICMS	-	-	594	244
Income Tax and Social Contribution to Collect	-	-	126,007	366
Others	39	32	7,011	7,172
Total	297	585	382,049	146,450

Current	297	585	335,406	122,036
Noncurrent	-	-	46,643	24,414

38

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
21.	Advance Ticket Sales

On March 31, 2022, the balance of Advance from ticket sales classified in current liabilities was R$2,752,828 (R$2,670,469 on December 31, 2021) and is represented by 7,197,598 tickets sold and not yet used (7,004,554 on December 31, 2021) with an average use of 154 days (126 days on December 31, 2021).

Balances of advance from ticket sales are shown net of breakage corresponding to R$246,323 on March 31, 2022 (R$226,905 on December 31, 2021).

On March 31, 2022, the Company has reimbursements payable for advance air tickets totaling R$271,624 (R$369,638 on December 31, 2021), recorded as Other liabilities in current liabilities.

22.	Frequent-Flyer Program

	Consolidated
	March 31, 2022	December 31, 2021
Frequent-Flyer Program	2,176,406	2,097,432
Breakage	(493,594)	(480,301)
Total	1,682,812	1,617,131

Current	1,358,868	1,298,782
Noncurrent	323,944	318,349

Breakage consists of the estimate of miles with a high potential to expire without being used. CPC 47 - “Revenue from Agreement with Client”, corresponding to IFRS 15, provides for the recognition of revenue by the estimate (breakage) over the contractual period, therefore, before the miles are redeemed, given that this is not expected before expiration.

23.	Provisions

	Consolidated
	Post-Employment Benefit	Provisions for Aircraft and Engine Return	Legal Proceedings (a)	Total
Balances on December 31, 2021	75,439	2,679,833	832,050	3,587,322
Recognition (Reversal) of Provision	15,835	120,536	54,558	190,929
Provisions Used	-	(9,739)	(52,215)	(61,954)
Present Value Adjustment	1,995	83,833	-	85,828
Exchange Rate Change	-	(415,732)	(4,504)	(420,236)
Balances on March 31, 2022	93,269	2,458,731	829,889	3,381,889

On March 31, 2022
Current	-	491,992	-	491,992
Noncurrent	93,269	1,966,739	829,889	2,889,897
Total	93,269	2,458,731	829,889	3,381,889

On December 31, 2021
Current	-	477,324	-	477,324
Noncurrent	75,439	2,202,509	832,050	3,109,998
Total	75,439	2,679,833	832,050	3,587,322
(a)	The provisions used consider write-offs due to the revaluation of estimates and settled processes.

39

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
23.1.	Post-Employment Benefit

The Company offers to its employees health care plans that, due to complying with current laws, generate obligations with post-employment benefits.

The actuarial assumptions applied when measuring the post-employment benefit remain the same as those disclosed in the annual financial statements related to the year ended December 31, 2021.

23.2.	Provisions for Aircraft and Engine Return

Such provision considers the costs that meet the contractual conditions for the return of engines maintained under operating leases, as well as the costs to reconfigure aircraft when returned as described in the return conditions of the lease agreements. The initial recognition is capitalized against Property, Plant & Equipment, under the item " Aircraft and Engine Overhauling".

The Company also has a provision for the return of aircraft and engines recorded against the “Cost of services”, considering the current conditions of the aircraft and engines and the forecast of use until the actual return. These provisions are measured at present value and will be disbursed until the aircraft and engines redelivery.

23.3.	Provision for Legal Proceedings

On March 31, 2022, the Company and its subsidiaries are involved in certain legal matters arising from the regular course of their business, which include civil, administrative, tax, social security, and labor lawsuits.

The Company's Management believes that the provision for tax, civil and labor risks, recorded in accordance with IAS 37, is sufficient to cover possible losses on administrative and judicial proceedings, as shown below:

	Consolidated
	Probable Loss		Possible Loss
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Civil	177,910	188,500	65,090	55,193
Labor	482,203	475,191	95,542	102,216
Tax	169,776	168,360	730,372	701,556
Total	829,889	832,051	891,004	858,965

In September 2020, a class action complaint was filed against the Company and senior management in the federal courts of New York. The plaintiff is claiming alleged losses resulting from alleged misleading disclosure. In March 2022, the New York court decided to dismiss the case. Consequently, we have not made any provisions related to this matter.

Details about the other relevant lawsuits were disclosed in the annual financial statements related to the year ended December 31, 2021. In the period ended March 31, 2022, there were no other changes regarding new proceedings or reclassification of the relevant risk of loss.

40

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
24.	Provision for investment losses

24.1.	Breakdown of Investments

The investment information is shown below:

	Parent Company
	31/03/2022	31/12/2021
GOL Linhas Aéreas (GLA)
Total Number of Shares	2,762,566,614	2,762,566,614
Share Capital	5,511,194	5,511,194
Interest %	100.00%	100.00%
Shareholders’ Equity (Deficit)	(15,675,601)	(18,292,878)

	31/03/2022	31/03/2021
Net Income (Loss) for the Period	2,105,300	(2,134,944)

24.2.	Changes in Investments

GLA
Balances on December 31, 2021	(18,292,878)
Equity Income	2,105,300
Unrealized Income (Expenses) on Hedge	314,169
Foreign Exchange Rate Change on Investment Conversion Abroad	(777)
Share-Based Compensation	5,235
Prepayment for Future Capital Increase	193,350
Balances on March 31, 2022	(15,675,601)

25.	Shareholders’ Equity

25.1.	Share Capital

On March 14, 2022, the Company's Board of Directors approved the capital increase in the amount of R$352, with the issuance of 35,673 preferred shares, all registered and without par value, resulting from the exercise of the stock option granted to eligible employees under the Stock Option Plan.

On March 31, 2022, the Company's share capital was R$4,039,464 (R$4,039,112 on December 31, 2021), represented by 3,178,079,596 shares, with 2,863,682,710 common shares and 314,396,886 preferred shares (3,178,043,923 shares, comprised by 2,863,682,710 common shares and 314,361,213 preferred shares on December 31, 2021). The share capital above is reduced by the costs to issue shares totaling R$157,495 on March 31, 2022 and December 31, 2021.

	March 31, 2022			December 31, 2021
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
MOBI (1) (2)	100.00%	32.80%	46.68%	100.00%	32.81%	46.69%
AirFrance – KLM	-	1.35%	1.07%	-	1.35%	1.07%
Path Brazil (2)	-	3.45%	2.74%	-	3.45%	2.74%
Others	-	1.54%	1.21%	-	1.54%	1.22%
Market	-	60.86%	48.30%	-	60.85%	48.28%
Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
(1)	In the context of the exchangeable senior notes, in 2019 MOBI lent up to 14,000,000 ADSs to Bank of America Corporation, which operates the ADS lending facility, in order to facilitate privately negotiated derivatives transactions or other hedging activities related to the exchangeable senior notes. The ADSs will be returned to MOBI upon maturity of the exchangeable senior notes or upon termination of the ADS lending agreement that it entered into.
(2)	It refers to legal entities controlled by the controlling shareholders (Constantino family).
41

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The authorized share capital on March 31, 2022 is R$6 billion. Within the authorized limit, the Company can, once approved by the Board of Directors, increase its capital regardless of any amendment to its by-laws, by issuing shares, without necessarily maintaining the proportion between the different types of shares. Under the law terms, in case of capital increase within the authorized limit, the Board of Directors will define the issuance conditions, including pricing and payment terms.

25.2.	Treasury Shares

On March 31, 2022, the Company had 1,188,970 treasury shares, totaling R$40,548 (1,217,285 shares totaling R$41,514 on December 31, 2021). On March 31, 2022, the closing market price for treasury shares was R$17.20 (R$17.03 on December 31, 2021).

26.	Earnings (Loss) per Share

The Company's earnings (loss) per share was determined as follows:

	Parent Company and Consolidated
	March 31, 2022			March 31, 2021
	Common Shares	Preferred Shares	Total	Common Shares	Preferred Shares	Total
Numerator
Net Income (Loss) for the Period Attributed to Controlling Shareholders	538,511	2,069,074	2,607,585	(581,358)	(1,947,045)	(2,528,403)

Denominator
Weighted average number of outstanding shares (in thousands)	2,863,683	313,179		2,863,683	274,024
Effect of dilution from stock options	-	1,806		-	-
Adjusted Weighted Average Number of Shares Outstanding and Conversions Presumed as Diluted (in thousands)	2,863,683	314,985		2,863,683	274,024

Basic Income (Loss) per Share	0.188	6.607		(0.203)	(7.105)
Diluted Income (Loss) per Share	0.188	6.569		(0.203)	(7.105)

27.	Share-Based Compensation

The conditions of the stock option and restricted share plans granted to the Company’s Executive Officers were disclosed in detail in the annual financial statements related to the year ended December 31, 2021, and did not change during the period ended on March 31, 2022.

42

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The movement of the stock options outstanding for in the three-month period ended on March 31, 2022, is as follows:

27.1.	Stock Option Plan – GOL

	Number of Stock Shares	Average Price Weighted - Period
Outstanding Shares on December 31, 2021	7,432,661	12.90
Options exercised	(1,100)	2.62
Options canceled and adjustments in estimated prescribed rights	(1,898,519)	20.78
Outstanding Options on March 31, 2022	5,533,042	14.53

Number of Options Exercisable on:
December 31, 2021	6,407,403	12.62
March 31, 2022	5,025,847	14.91

The expense recognized in the statement of operations for period corresponding to the stock option plans in the three-month period ended March 31, 2022, was R$2,552 (R$2,788 in the period ended March 31, 2021).

27.2.	Restricted Share Plan – GOL

On March 31, 2022, the company transferred 28,315 treasury shares to settle the restricted stock plan. As of March 31, 2022, the Company has 1,517,935 restricted shares (1,546,250 as of December 31, 2021).

The expense recognized in the statement of operations for the period corresponding to the restricted share plans in the three-month period ended March 31, 2022, was R$2,683 (R$2,047 in the period ended March 31, 2021).

28.	Transactions with Related Parties

28.1.	Loan Agreements - Noncurrent Assets and Liabilities

The parent company maintains assets and liabilities from loan agreements with its subsidiary GLA without interest, as shown in the table below:

				Assets		Liabilities
Creditor	Debtor	Type of Transaction	Interest Rate (p.a.)	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021

GOL	GLA	Loan	3.42%	899,791	903,297	-	-
GAC	GLA	Loan	1.00%	1,106,029	1,257,057	76,009	6,692
Gol Finance	GLA	Loan	4.06%	4,001,316	4,847,921	-	-
Total				6,007,136	7,008,275	76,009	6,692

On March 31, 2022 and on December 31, 2021, the Company had no dividends and interest on shareholders’ equity receivable.

43

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

In addition to the values above, the following table shows the other balances between the Companies eliminated in the Consolidated:

					Balances
Creditor	Debtor	Type of Transaction	Maturity of the Agreements	Interest Rate (p.a.)	March 31, 2022	December 31, 2021
Gol Finance	GOL	Subscription Bonus (*)	07/2024	-	602,350	602,350
Gol Finance Inc.	GAC	Loan	02/2025	8.64%	1,076,371	1,269,464
Gol Finance	GAC	Loan	01/2023	3.83%	1,011,755	1,181,126
Gol Finance	Gol Finance Inc.	Loan	04/2023	1.92%	473,899	557,544
Gol Finance Inc.	Gol Finance	Loan	03/2020	11.70%	1,645	1,938
GLA	Smiles Viagens	Dividends	-	-	576	267
Smiles Viagens	GLA	Onlendings	-	-	7,287	687
Smiles Argentina	GLA	Onlendings	-	-	3,095	4,466
Total					3,176,978	3,617,842

(*) Through Gol Equity Finance, the subsidiary Gol Finance acquired warrants issued by the Company in the context of the issue of Exchangeable Senior Notes.

28.2.	Transportation and Consulting Services

In the course of its operations, the Company, by itself and through its subsidiaries, entered into agreements with the companies listed below, part of the Company’s economic group:

•	Expresso Caxiense S.A.: Provision of passenger transportation services in case of an interrupted flight, effective until March 9, 2023; and

•	Viação Piracicabana Ltda.: Provision of passenger, baggage, crew, and employee transportation services between airports, effective until September 30, 2026.

On March 31, 2022, the GLA subsidiary recognized a total expense related to these services totaling R$1.195 (R$13 on March 31, 2021). On the same date, the balance payable to related companies, under “suppliers”, was R$3,508 (R$3,397 on December 31, 2021).

28.3.	Contracts Account Opening UATP (“Universal Air Transportation Plan”) to Grant Credit Limit

The subsidiary GLA entered into UATP account opening agreements with the related parties indicated below: Aller Participações S.A.; BR Mobilidade Baixada Santista S.A. SPE; Breda Transportes e Serviços S.A.; Comporte Participações S.A.; Empresa Cruz de Transportes Ltda.; Empresa de Ônibus Pássaro Marrom S.A.; Empresa Princesa do Norte S.A.; Expresso Itamarati S.A.; Expresso Maringá do Vale S.A.; Expresso União Ltda.; Glarus Serviços Tecnologia e Participações S.A.; Limmat Participações S.A.; Quality Bus Comércio de Veículos S.A.; Super Quadra Empreendimentos Imobiliários S.A.; Thurgau Participações S.A.; Transporte Coletivo Cidade Canção Ltda.; Turb Transporte Urbano S.A.; Vaud Participações S.A.; and Viação Piracicabana Ltda.; all with no expiration date, whose purpose is to issue credits to purchase airline tickets issued by the Company. The UATP account (virtual card) is accepted as a payment means on the purchase of airline tickets and related services, seeking to simplify billing and make feasible payment between the participating companies.

The companies indicated above are owned by the individuals who control MOBI and Path Brazil, the main shareholders of the Company.

44

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

28.4.	Commercial Partnership and Maintenance Agreement

On February 19, 2014, the Company signed an exclusive strategic partnership agreement for business cooperation with AirFrance-KLM. On January 1, 2017, the Company signed an extension of the scope to include maintenance services. During the period ended March 31, 2022, expenses with component maintenance incurred at the AirFrance-KLM workshop were R$2,567 (R$32,572 in the period ended March 31, 2021). On March 31, 2022, the Company has R$110,373 in the “Suppliers” account under current liabilities (R$99,976 on December 31, 2021).

28.5.	Multimodal transport commercial partnership agreement

Company´s subsidiary GLA entered into a commercial partnership agreement with the companies União Transporte, Itamarati Express and Cruz Encomedas (together denominated, “Grupo Comporte”), Tex Transportes and Expresso Luxo, effective for 3 years, the purpose of which is to provide multimodal transport, including road freight transport by the Partners and air transport services provided by GLA.

In order to achieve the Agreement, GLA signed a Contract for the provision of multimodal transport services with each of these companies. The parties will be remunerated for the value of the service related to the section operated by each party, through the issuance of the respective CTe, in accordance with the values established in the price tables practiced by each Party.

Grupo Comporte are owned by the individuals who control MOBI and Path Brazil, the Company's main shareholders.

28.6.	Compensation of the Key Management Personnel

	Consolidated
	March 31, 2022	March 31, 2021
Salaries, Bonus and Benefits (*)	9,550	9,638
Payroll Charges	4,071	1,500
Share-Based Compensation	5,713	4,969
Total	19,334	16,107

(*) Includes compensation for members of the Management and audit committee.

29.	Revenue

	Consolidated
	March 31, 2022	March 31, 2021
Passenger Transportation (*)	3,115,492	1,462,845
Cargo Transportation	104,229	85,144
Mileage Revenue	117,596	88,264
Other Revenues	10,559	7,726
Gross Revenue	3,347,876	1,643,979

Related Tax	(127,424)	(76,352)
Net Revenue	3,220,452	1,567,627

(*) Of the total amount, the total of R$56,314 for the three-month period ended on March 31, 2022, is made up of the revenue from non-attendance of passengers, rescheduling, ticket cancellation (R$112,147 for the three-month period ended March 31, 2021).

In the three-month periods ended March 31, 2022 and March 31, 2021, revenues earned in the international market represent less than 10% of total revenues

45

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

30.	Costs of Services and Operational Expenses

	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Cost of Services
Employees	-	-	(397,149)	(312,046)
Fuels and Lubricants (c)	-	-	(1,205,675)	(566,128)
Maintenance, Material and Repairs	-	-	(189,998)	(153,366)
Passenger Costs	-	-	(190,269)	(108,016)
Services	-	-	(51,167)	(43,039)
Landing Fees	-	-	(165,577)	(114,065)
Depreciation and Amortization	-	-	(334,843)	(239,904)
Other Operating Costs	-	-	(78,823)	(98,681)
Total Cost of Services	-	-	(2,613,501)	(1,635,245)

Selling Expenses
Employees	-	-	(8,820)	(6,122)
Services	-	-	(43,568)	(23,513)
Sales and Marketing	-	-	(164,693)	(66,361)
Other Selling Expenses	-	-	(10,043)	(7,783)
Total Selling Expenses	-	-	(227,124)	(103,779)

Administrative Expenses
Salaries (a)	(1,051)	(3,460)	(175,347)	(146,264)
Services	(6,151)	(18,167)	(91,635)	(120,550)
Depreciation and Amortization	-	-	(25,934)	(33,720)
Other Administrative Expenses	(8,903)	(5,953)	(72,532)	(62,659)
Total Administrative Expenses	(16,105)	(27,580)	(365,448)	(363,193)

Other Operational Revenues (Expenses)
Sale-Leaseback Transactions (d)	49,156	-	55,491	-
Recovery of Taxes Paid	-	-	-	59,874
Idleness - Depreciation and Amortization (b)	-	-	(36,772)	(62,675)
Other Operating Expenses	15,109	489	44,043	14,887
Total Other Operating Revenues and (Expenses), Net	64,265	489	62,762	12,086

Total	48,160	(27,091)	(3,143,311)	(2,090,131)

(a)   The Company recognizes compensation paid to members of the Audit Committee, the Board of Directors, and the Fiscal Council in the "Salaries" line item.

(b)   See Note 1.1.

(c)   See Note 1.2.

(d)   See Note 17.1

46

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

31.	Financial Income (Expenses)
	Parent Company		Consolidated
	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Financial Revenues
Gains from Financial Investments	1,166	57	12,634	6,839
Others (a) (b)	42,635	29,988	5,622	6,285
Total Financial Revenues	43,801	30,045	18,256	13,124

Financial Expenses
Interest and Costs on Loans and Financing	(214,588)	(167,567)	(268,497)	(194,640)
Interest on Leases	-	-	(256,624)	(227,327)
Interests on the Provision for Aircraft Return	-	-	(83,833)	(18,870)
Commissions, Bank Charges and Interest on Other Operations (d)	(3)	(16,178)	(100,945)	(52,608)
Others	(40)	(2,504)	(46,709)	(23,307)
Total Financial Expenses	(214,631)	(186,249)	(756,608)	(516,752)

Derivative Financial Instruments
Conversion Right and Derivatives - ESN, Net (c)	(2,966)	72,490	(2,966)	72,490
Other Derivative Financial Instruments, Net	-	-	(2,700)	1,264
Total Derivative Financial Instruments	(2,966)	72,490	(5,666)	73,754

Monetary and Foreign Exchange Variations	633,049	(324,566)	3,404,882	(1,532,444)

Total	459,253	(408,280)	2,660,864	(1,962,318)
(a)	In the period ended March 31, 2022 of the total parent company and consolidated balance, R$388 and R$4,302, respectively, refer to PIS and COFINS levied on financial revenues earned, as per Decree 8426 of April 1, 2015 (R$412 and R$4,791 in the period ended March 31, 2021).
(b)	The balance recorded in Others in the Parent Company includes interest on loan totaling R$43,023 in the period ended March 31, 2022 (R$30,401 in the period ended March 31, 2021).
(c)	See Note 33.2 (ESN and Capped call).
(d)	The increase in these expenses in the period is substantially linked to interest on prepayment of receivables in line with sales growth.

32.	Commitments

On March 31, 2022, the Company had 96 firm orders (103 on December 31, 2021) for aircraft acquisitions with Boeing. These aircraft acquisition commitments include estimates for contractual price increases during the construction phase. On March 31, 2022, the approximate amount of firm orders in the current period considers estimated contractual discounts and corresponds to around R$17,771,983 (R$21,947,804 on December 31, 2021) corresponding to US$3,751,104 (US$3,932,946 on December 31, 2021) and are segregated as follows:

	Parenty Company and Consolidated
	March 31, 2022	December 31, 2021
2022	987,670	2,805,899
2023	3,540,630	3,384,587
2024	4,784,634	6,101,396
2025	5,631,487	6,428,138
2026	2,827,562	3,227,784
Total	17,771,983	21,947,804

47

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

Of the total commitments presented above, the Company should disburse the amount of R$6,080,489 (corresponding to US$1,283,399 on March 31, 2022) as advances for aircraft acquisition, according to the financial flow below:

	Parenty Company and Consolidated
	March 31, 2022	December 31, 2021
2022	213,988	248,109
2023	1,232,837	1,174,768
2024	1,673,243	2,145,764
2025	1,973,204	2,279,227
2026	987,217	1,141,513
Total	6,080,489	6,989,381

33.	Financial Instruments and Risk Management

Operational activities expose the Company and its subsidiaries to market risk, credit risk and liquidity risk. These risks can be mitigated by using exchange swap derivatives, futures and options contracts based on oil, U.S. dollar and interest markets.

Financial instruments are managed by the Financial Policy Committee (“CPF”) in line with the Risk Management Policy approved by the Risk Policy Committee (“CPR”) and submitted to the Board of Directors.

The details regarding how the Company manages risks have been widely presented in the annual financial statements related to the year ended December 31, 2021. Since then, there have been no changes.

48

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.1.	Accounting Classifications of Financial Instruments

The accounting classifications of the Company's consolidated financial instruments on March 31, 2022, and December 31, 2021, are shown below:

	Parent Company				Consolidated
	Measured at Fair Value through Income (Expenses)		Cost amortized		Measured at Fair Value through Income (Expenses)		Cost amortized
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Cash and Bank Deposits	9,900	2,981	-	-	92,702	116,123	-	-
Cash Equivalents	347	207,960	-	-	42,534	370,135	-	-
Financial Investments	4,830	4,378	-	-	395,824	373,689	-	-
Trade Receivables	-	-	-	-	-	-	956,479	850,683
Rights from Derivative Transactions	77,294	107,170	-	-	88,550	114,060	-	-
Deposits (a)	-	-	2,369	2,790	-	-	1,189,225	1,373,109
Credits with Related Companies	-	-	6,007,136	7,008,275	-	-	-	-
Other Credits	-	-	96,037	14,458	-	-	273,607	189,017

Liabilities
Loans and Financing (b)	129,942	162,568	8,372,749	9,859,000	129,942	162,568	10,166,569	11,737,462
Leases to Pay	-	-	-	-	-	-	10,426,574	10,762,984
Suppliers	-	-	47,419	84,351	-	-	1,919,150	1,898,970
Suppliers - factoring	-	-	-	-	-	-	9,786	22,733
Obligations to Related Parties	-	-	76,009	6,692	-	-	-	-
Other Liabilities	-	-	517,379	581,767	-	-	923,110	1,023,070
(a)	Excludes judicial deposits, as described in Note 10.
(b)	The amounts on March 31, 2022, and December 31, 2021, classified as measured at fair value through income (expense), are related to the derivative contracted through Exchange Senior Notes.

In the period ended March 31, 2022, financial instruments were not reclassified.

49

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
33.2.	Derivative and Non-Derivative Financial Instruments

The Company's derivative financial instruments were recognized as follows in the Balance sheet:

	Derivatives					Non-derivative
	Fuel	Interest rate	Foreign curency rate	Capped call	ESN	Revenue hedge	Total
Fair value changes
Derivatives assets (liabilities) on December 31, 2021	6,890	-	-	107,170	(162,568)	-	(48,508)
Gains (losses) recognized in income (expenses)	-	-	(2,855)	(29,876)	32,626	-	(105)
Gains (losses) recognized in equity valuation adjustments	1,852	-	-	-	-	-	1,852
Payments during the period	-	-	5,369	-	-	-	5,369
Derivatives assets (liabilities) on March 31, 2022	8,742	-	2,514	77,294	(129,942)	-	(41,392)
Derivative assets – Current	8,742	-	2,514	-	-	-	11,256
Derivative assets – Non-current	-	-	-	77,294	-	-	77,294
Loans and financing	-	-	-	-	(129,942)	-	(129,942)

Changes in the adjustment of equity valuation
Balance on December 31, 2021	(9,228)	(296,829)	-	-	-	(612,744)	(918,801)
Fair value adjustments during the period	1,852	-	-	-	-	-	1,852
Adjustments of hedge accounting of revenue	-	-	-	-	-	289,363	289,363
Net reversal to income (expenses)	(2,588)	1,697	-	-	-	23,845	22,954
Balances on March 31, 2022	(9,964)	(295,132)	-	-	-	(299,536)	(604,632)

Effects on income (expenses)	2,588	(1,697)	(2,855)	(29,876)	32,626	(313,208)	(312,422)
Revenue	-	-	-	-	-	(29,527)	(29,527)
Aircraft fuel	736	-	-	-	-	-	736
Derivative financial results	1,852	(1,697)	(2,855)	(16,786)	13,820	-	(5,666)
Monetary and foreign exchange rate variation, net	-	-	-	(13,090)	18,806	(283,681)	(277,965)

The Company may adopt hedge accounting for derivatives contracted to hedge cash flow and qualify for this classification as per CPC 48 - Financial Instruments (equivalent to IFRS 9).

On March 31, 2022, the Company adopts a cash flow hedge for the interest rate (mainly the Libor interest rates) and aeronautical fuel protection and future revenue in US Dollar.

The schedule for realizing the balance of equity valuation adjustments on March 31, 2022, referring to cash flow hedges, is as follows:

	2022	2023	2024	2025	2026	2026 onwards
Fuel	(9,964)	-	-	-	-	-
Interest rate	(5,389)	(28,033)	(32,781)	(34,419)	(34,252)	(160,258)
Revenue hedge	(61,199)	(131,057)	(107,280)	-	-	-
Total	(76,552)	(159,090)	(140,061)	(34,419)	(34,252)	(160,258)

33.3.	Market Risks

33.3.1.	Fuel

The aircraft fuel prices fluctuate due to the volatility of the price of crude oil by product price fluctuations. The Company may uses different instruments to hedge its exposure to the fuel price.

50

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The table below shows the sensitivity analysis of the derivative financial instruments contracted on this date considering the fluctuation of prices of air fuel priced in U.S. dollars, based on the barrel price on March 31, 2022 at US$100.28:

	Fuel
	Barrel price (in USD)	Impact (in thousand of Reais)
Decline in prices/barrel (-25%)	75.21	(3,477)
Decline in prices/barrel (-10%)	90.25	(1,203)
Increase in prices/barrel (+10%)	110.31	934
Increase in prices/barrel (+25%)	125.35	1,907

33.3.2.	Interest Rate

The Company is mainly exposed to lease transactions indexed to changes in the Libor rate until the aircraft is received. To mitigate such risks, the Company can use derivative financial instruments. On March 31, 2022, the Company and its subsidiaries have open interest derivative agreements.

On March 31, 2022, the Company held financial investments and loans and financing with different types of fees. Its sensitivity analysis of non-derivative financial instruments examined the impact on annual interest rates only for positions with material amounts on March 31, 2022 that were exposed to fluctuations in interest rates, as the scenarios below show. The amounts show the impacts on Income (Expenses) according to the scenarios adopted below:

	Financial investments net of financial debt (a)
Risk	CDI rate increase	Libor rate increase
Reference rates	11.65%	0.51%
Exposure amount (probable scenario) (b)	(904,557)	(2,152,137)
Remote favorable scenario (-25%)	26,828	2,736
Possible favorable scenario (-10%)	10,731	1,094
Possible adverse scenario (+10%)	(10,731)	(1,094)
Remote adverse scenario (+25%)	(26,828)	(2,736)
(a)	Refers to the sum of the amounts invested and raised in the financial market and indexed to the CDI and Libor rates.
(b)	Book balances recorded as of March 31, 2022.

33.3.3.	Exchange Rate

Foreign currency risk derives from the possibility of unfavorable fluctuation of foreign currency to which the Company’s liabilities or cash flows are exposed. The Company is mainly exposed to the exchange rate change of the U.S. dollar.

51

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

The Company’s foreign currency exposure is summarized below:

	Parent Company		Consolidated
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Assets
Cash, Cash Equivalents and Financial Investments	1,012	3,626	139,923	153,040
Trade Receivables	-	-	196,186	171,473
Deposits	2,369	2,790	1,189,225	1,373,109
Derivative Assets	77,294	107,170	88,550	114,060
Total Assets	80,675	113,586	1,613,884	1,811,682

Liabilities
Loans and Financing	(8,502,691)	(10,021,568)	(9,030,066)	(10,677,266)
Leases to Pay	-	-	(10,204,053)	(10,724,976)
Suppliers	(22,737)	(32,272)	(498,926)	(497,877)
Provision for Aircraft and Engine Return	-	-	(2,458,731)	(2,679,833)
Total Liabilities	(8,525,428)	(10,053,840)	(22,191,776)	(24,579,952)

Exchange Rate Exposure Liabilities	(8,444,753)	(9,940,254)	(20,577,892)	(22,768,270)

Commitments Not Recorded in the Statements of Financial Position
Future Obligations Resulting from Firm Aircraft Orders	(17,771,983)	(21,947,804)	(17,771,983)	(21,947,804)
Total	(17,771,983)	(21,947,804)	(17,771,983)	(21,947,804)

Total Exchange Rate Exposure - R$	(26,216,736)	(31,888,058)	(38,349,875)	(44,716,074)
Total Exchange Rate Exposure - US$	(5,533,525)	(5,714,194)	(8,094,448)	(8,012,915)
Exchange Rate (R$/US$)	4.7378	5.5805	4.7378	5.5805

As of March 31, 2022, the Company adopted the closing exchange rate of R$4.7378/US$1.00 as a likely scenario. The table below shows the sensitivity analysis and the effect on income (expenses) of exchange rate fluctuations in the exposure amount of the period as of March 31, 2022:

		Effect on income (expenses)
	Exchange rate	Parenty Company	Consolidated
Net liabilities exposed to the risk of appreciation of the U.S. dollar	4.7378	8,444,753	20,577,892
Dollar depreciation (-25%)	3.5534	2,111,188	5,144,473
Dollar depreciation (-10%)	4.2640	844,475	2,057,789
Dollar appreciation (+10%)	5.2116	(844,475)	(2,057,789)
Dollar appreciation (+25%)	5.9223	(2,111,188)	(5,144,473)

33.3.4.	Capped Call

The Company, through Gol Equity Finance, in the context of the pricing of the ESN issued on March 26, April 17 and July 17, 2019, contracted private derivative transactions (Capped call) with part of the note subscribers with the purpose of minimizing the potential dilution of the Company’s preferred shares and ADSs.

52

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

33.4.	Credit Risk

Credit risk is inherent in the Company’s operating and financing activities, mainly in cash and cash equivalents, financial investments and trade receivables. Financial assets classified as cash, cash equivalents, and financial investments are deposited with counterparties rated investment grade or higher by S&P or Moody's (between AAA and AA-), pursuant to risk management policies.

Credit limits are set for all customers based on internal credit rating criteria and carrying amounts represent the maximum credit risk exposure. Customer creditworthiness is assessed based on an internal system of extensive credit rating. Outstanding trade receivables are frequently monitored by the Company.

Derivative financial instruments are contracted in the over-the-counter market (OTC) with counterparties rated investment grade or higher, or in a commodities and futures exchange (B3 or NYMEX), thus substantially mitigating credit risk. The Company's obligation is to evaluate counterparty risk involved in financial instruments and periodically diversify its exposure.

33.5.	Liquidity risk

The Company is exposed to liquidity risk in two distinct ways: (i) market prices, which vary in accordance with the types of assets and markets where they are traded, and (ii) cash flow liquidity risk related to difficulties in meeting the contracted operating obligations at the maturity dates. In order to manage liquidity risk, the Company invests its funds in liquid assets (government bonds, CDBs and investment funds with daily liquidity) and its Cash Management Policy requires the weighted average maturity of its debt to be longer than the weighted average term of its investment portfolio term.

The schedules of financial liabilities held by the Company's financial liabilities on March 31, 2022 and December 31, 2021 are as follows:

	Parent Company
	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and Financing	127,960	-	7,645,580	729,151	8,502,691
Suppliers	47,403	-	16	-	47,419
Obligations to Related Parties	-	-	76,009	-	76,009
Other Liabilities	85,666	-	431,714	-	517,380
On March 31, 2022	261,029	-	8,153,319	729,151	9,143,499

Loans and Financing	164,304	-	8,998,421	858,843	10,021,568
Suppliers	84,335	-	16	-	84,351
Obligations to Related Parties	-	-	6,692	-	6,692
Other Liabilities	85,843	-	495,923	-	581,766
On December 31, 2021	334,482	-	9,501,052	858,843	10,694,377

53

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

	Consolidated
	Less than 6 months	6 - 12 months	1 - 5 years	More than 5 years	Total
Loans and Financing	445,327	275,831	8,819,867	755,486	10,296,511
Leases Payable	1,198,746	772,007	4,592,335	3,863,486	10,426,574
Suppliers	1,860,462	-	58,688	-	1,919,150
Suppliers - Forfaiting	9,786	-	-	-	9,786
Other Liabilities	414,567	-	508,543	-	923,110
On March 31, 2022	3,928,888	1,047,838	13,979,433	4,618,972	23,575,131

Loans and Financing	478,566	156,048	10,373,517	891,899	11,900,030
Leases Payable	1,209,215	848,472	5,159,608	3,545,689	10,762,984
Suppliers	1,820,056	-	78,914	-	1,898,970
Suppliers - Forfaiting	22,733	-	-	-	22,733
Other Liabilities	455,251	-	568,449	-	1,023,700
On December 31, 2021	3,985,821	1,004,520	16,180,488	4,437,588	25,608,417

33.6.	Capital Management

The Company seeks alternatives to capital to meet its operational needs, aiming at a capital structure that considers suitable parameters for the financial costs, the maturities of funding, and its guarantees. The Company monitors its financial leverage ratio, which corresponds to net debt, including short and long-term debt. The following table shows the financial leverage:

	March 31, 2022	December 31, 2021
Total Loans and Financing	10,296,511	11,900,030
Total Leases	10,426,574	10,762,984
(-) Cash and Cash Equivalents	(135,236)	(486,258)
(-) Financial Investments	(395,824)	(373,689)
Net Iindebtedness	20,192,025	21,803,067

34.	Non-Cash Transactions

	Parent Company
	March 31, 2022	March 31, 2021
Dividends Receivable (Investments / Dividends Receivable)	-	263,008
Share-Based Compensation (Investments / Share-Based Payment)	5,235	5,010
Unrealized Income (Expenses) of Derivatives (Investments / Equity Valuation Adjustment)	314,169	96,722
Treasury Shares Transferred (Treasury Shares / Capital Reserves)	966	-

	Consolidated
	March 31, 2022	March 31, 2021
Dividends payable (Non-Controlling Interest / Other liabilities)	-	236,992
Write-off of lease agreements (Property, Plant and Equipment / Leases Payable)	242	-
Amortization of debt with financial investments (Financial Investments / Loans and Financing)	-	198,270
Amortization of debt whit deposits (Deposits / Leases Payable)	-	2,838
Sale-leaseback (Property, Plant and Equipment / Leases Payable)	1,422,580	-
Right of use of flight equipment (Property, Plant and Equipment / Leases Payable)	172,376	153,126
Lease agreement renegotiation (Property, Plant and Equipment / Leases Payable)	3,847	2,500
Provision for aircraft return (Property, Plant and Equipment / Provisions)	18,427	(3,629)
Unrealized income (expenses) of derivatives (Derivative Assets / Equity Valuation Adjustments)	314,169	-
Treasury shares transferred (Treasury Shares / Capital Reserves)	966	-
54

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
35.	Liabilities from Financing Activities

The changes in and equity instruments issued liabilities from the Company’s financing activities in the periods ended March 31, 2022, and 2021 are as follows:

35.1.	Parent Company

		31/03/2022
				Non-Cash Transactions			Adjustments to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Flows from Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Capital increase with shares to be issued	Closing Balance
Loans and Financing	10,021,568	-	(182,609)	(1,537,036)	214,588	(13,820)	-	8,502,691
Obligations to Related Parties	6,692	75,276	-	(5,959)	-	-	-	76,009
Share Capital	4,039,112	349					3	4,039,464

	March 31, 2021
				Adjustment to Profit
	Opening Balance	Net Cash Flows (Used in) from Financing Activities	Net Cash Flows from Operating Activities	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	7,629,713	(103,179)	(191,018)	737,242	167,567	(116,546)	8,123,779

55

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)

35.2.	Consolidated

	March 31, 2022
				Non-cash transactions				Adjustments to profit
	Opening balance	Net cash used in financing activities	Net cash used in operating activities	Capital increase with shares to be issued	Variation in variable and short-term leases	Property, plant and equipment acquisition through new agreements	Leases write-off	Exchange rate changes, net	Provision for interest and cost amortization	Contractual amendment	Unrealized income (expenses) on derivatives	Closing balance
Loans and financing	11,900,030	(34,067)	(189,042)	-	-	-	-	(1,635,087)	268,497	-	(13,820)	10,296,511
Leases	10,762,984	(528,020)	(3,026)	-	(5,106)	1,676,136	(242)	(1,728,929)	256,624	(3,847)	-	10,426,574
Capital stock	4,039,112	349	-	3	-	-	-	-	-	-	-	4,039,464

	March 31, 2021
				Non-Cash Transactions				Adjustments to Profit
	Opening Balance	Net Cash from Financing Activities	Net Cash Used in Operating Activities	Acquisition of Property, Plant & Equipment under New Agreements	Liability Variation of Variable and Short-Term Leases	Amortization with related assets	Distribution of Interim Dividends	Exchange Rate Changes, Net	Provision for Interest and Cost Amortization	Contractual Amendment	Unrealized Income (Expenses) on Derivatives	Closing Balance
Loans and Financing	9,976,966	(112,589)	(215,462)	-	-	(198,270)	-	878,083	194,640	-	(116,546)	10,406,822
Leases to Pay	7,584,192	(128,528)	-	153,126	12,353	(2,838)	-	728,389	227,327	2,500	-	8,576,521
Dividends and ISE to Pay (1)	23,139	(23,139)	-	-	-	-	236,992	-	-	-	-	236,992

(1)	The amount is recorded in the Other Liabilities group, in current liabilities.

56

Notes on the Parent Company and Consolidated Quarterly Information (ITR) March 31, 2022 (In thousands of Brazilian Reais - R$, except when otherwise indicated)
36.	Subsequent Events

36.1.	Exclusive codeshare agreement with American Airlines

Following the agreement signed between GOL and American Airlines to expand their commercial cooperation, in April 2022 the Company announced a capital increase in the minimum amount of R$948,320, paid in by American Airlines on April 13, 2022. In this transaction, American Airlines obtains the right to appoint a member to GOL's Board of Directors for the next three years. The shareholders of the Company are entitled to pro rata preemptive in the subscription of preferred shares and may assign such preemptive rights to third parties until May 13, 2022.

36.2.	Landmark cargo and logistics services agreement

In April 2022, Company signed a 10-year cargo service agreement with Mercado Livre. The agreement includes a dedicated freighter fleet of six Boeing 737-800 BCF and is expected to begin operations during second semester 2022. There is also the option of adding other six cargo aircraft by 2025.

GOL’s agreement with Mercado Livre is part of the Company’s investment to serve the needs of the growing Brazilian e-commerce market. As a result, the Company plans to increase its range of services and tonnage capacity to generate additional incremental revenue.

57

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 266, 2022

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer